AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 27, 2004

                                                    Commission File No.000-50914


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                               AMENDMENT NO. 2 TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   BIOTEL INC.
                 (Name of Small Business Issuer in its Charter)

                MINNESOTA                                    41-1427114
      (State or Other Jurisdiction of                     (I.R.S. Employer
       Incorporation or Organization)                    Identification No.)

                     11481 RUPP DRIVE
                   BURNSVILLE, MINNESOTA                        55337
         (Address of Principal Executive Offices)            (Zip Code)

                    Issuer's telephone number: (952) 890-5135


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                      None

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                     Common Stock, $.01 par value per share

        This registration statement contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as "believe," "anticipate," "plan," "seek," "expect," "intend" and similar expressions. Our actual results may differ materially from the results discussed in the forward-looking statements because of certain risks and uncertainties, including those discussed in Item 1 under the heading "Risk Factors." Forward-looking statements contained in this registration statement speak only as of the date on which they are made. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

        Biotel Inc. is a Minnesota corporation that was incorporated in 1982. From 1982 to 1998, Biotel developed and marketed digital Holter recorders and software. Since 1998 it has conducted business as a non-operating holding company through four wholly-owned subsidiaries. The businesses of its subsidiaries consists of developing, manufacturing, testing and marketing medical devices and related software as described below:

        o Braemar, Inc. is a North Carolina corporation based in Burnsville, Minnesota. Braemar designs, manufactures and services non-invasive medical and other specialized monitoring products for original equipment manufacturers ("OEMs"). Braemar was incorporated in 1997 and became a wholly-owned subsidiary of Biotel in 1998 through a series of merger and acquisition transactions.

        o Carolina Medical, Inc. is a Minnesota corporation based in King, North Carolina. Carolina Medical designs, manufactures and services fluid transport, flow measurement and ultrasound products for OEMs. Carolina Medical was incorporated in 1959 and became a wholly-owned subsidiary of Biotel in 1998 through a series of merger transactions.

        o Advanced Biosensor Inc. is a Delaware corporation. Advanced Biosensor designs and develops Holter diagnostic software, and markets stress and pulmonary function devices manufactured by third-party suppliers. Advanced Biosensor, which was incorporated in 1998, began operations in 1999 as a result of the roll-up of assets and operations of three companies.

        o Agility Centralized Research Services, Inc. is a Minnesota corporation. Agility provides seven-day/24-hour electrocardiogram ("ECG") data and management services to the medical device and pharmaceutical industries, contract research and academic research organizations worldwide for cardiac safety and therapeutic evaluation purposes within clinical trials. Biotel purchased the assets comprising Agility's business in July 2004.

        When we use the terms "we," "us," "our" or similar words, unless the context otherwise requires, we are referring to Biotel and its subsidiaries. Biotel's principal executive offices are located at 11481 Rupp Drive, Burnsville, Minnesota 55337 and its telephone number is (952) 890-5135. Biotel's Internet website address is www.biotelinc.com.

PRODUCTS AND SERVICES

        Biotel's development, manufacturing and marketing of medical devices falls into two business segments - sales to medical corporations and sales to clinics and hospitals. Three of our wholly-owned subsidiaries (Braemar, Carolina Medical and Agility) design, manufacture, test and sell medical devices and services primarily to medical corporations. The other subsidiary (Advanced Biosensor) sells products and services to clinics and hospitals. Approximately 18% of our revenue is derived from servicing and repairing products, including providing spare parts.

Sales to Medical Corporations

        BRAEMAR, INC.: Braemar develops and manufactures specialty type medical devices marketed through OEM channels. Braemar's primary product line consists of Holter recorders, which allow physicians to monitor and analyze a patient's heart activity over a continuous period without the need for hospitalization. A Holter recorder is a portable, battery-powered diagnostic device that monitors heart functions, including electrocardiogram readings, over a continuous time period (typically 24 to 48 hours). Data is downloaded for analysis via a USB link or over the Internet. This product is named after its inventor.

        Braemar produces both analog and digital Holter recorders, as well as tape playback systems for analog devices. Although Holter recorders were originally developed as analog devices incorporating a cassette tape to store data, the Holter recorder and cardiac event recorder industry is now dominated by digital devices. For fiscal years ending June 30, 2004 and 2003, respectively, Braemar derived 88% and 81% of its Holter recorder revenues from digital devices, while only 12% and 19% of such Holter revenues were derived from analog devices.

        Braemar also manufactures digital cardiac event recorder products, which record heart functions over a month or longer time period in order to record infrequent events such as arrhythmia. Instead of providing continuous monitoring, specific events trigger the device to record heart functions. Data is downloaded for analysis in a manner similar to that for Holter recorders.

         Braemar's devices are used as components in the product lines of its customers, and typically are manufactured to customer specifications and carry the customers' private labels. In addition to competition from OEM suppliers, Braemar's customers and prospective customers may elect to manufacture their own devices as an alternative to purchasing the products from Braemar (or other OEM suppliers). Braemar attempts to differentiate itself from its competitors, as well as dissuade its customers from producing the devices themselves, by stressing a combination of quality, cost effectiveness, and its ability to develop products quickly. Braemar sees continued future growth in digital battery powered cardiac devices, such as Holter recorders and cardiac event recorders, including opportunities to integrate wireless technology for recording, storing and sharing data.

        Braemar is a registered device manufacturer with the United States Food and Drug Administration ("FDA") and is required to meet the agency's Quality System Regulation. Braemar's Burnsville, Minnesota manufacturing facility is certified to and meets ISO 9001:2000 and EN46001 standards.

        CAROLINA MEDICAL, INC.: Carolina Medical develops, manufactures and services OEM components for fluid transport, flow measurement and ultrasound medical devices. Its leading products are used in the liposuction and cosmetic surgery industry, including pump components, tissue separators and fluid infiltration devices. Carolina Medical manufactures electromagnetic blood flow and blood pressure instruments including blood flow sensors used in heart pumps.

        Carolina Medical's future growth is based on the continued development of electromechanical component devices for OEM manufacturers. Most of its planned new products are targeted for the liposuction, cosmetic surgery and dermatology markets.

        Carolina Medical is a registered device manufacturer with the FDA and is required to meet the agency's Quality System Regulation. Its King, North Carolina manufacturing facility is certified to and meets ISO 9001:2000 and EN46001 standards.

        AGILITY CENTRALIZED RESEARCH SERVICES, INC.: Agility was founded in November 2003 to provide seven-day/24-hour electrocardiogram ("ECG") data and management services to the medical device and pharmaceutical industries, contract research and academic research organizations worldwide for cardiac safety and therapeutic evaluation purposes within clinical trials. Agility began marketing its services in February 2004, with a focus on serving cardiac device manufacturers. Agility has earned limited revenues since May 2004.


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

        A wholly-owned subsidiary of Biotel purchased the assets comprising Agility's business in July 2004 for $240,000 in cash. Biotel agreed to pay up to an additional $260,000 in cash if the subsidiary reaches the following milestones:

        o Entering into customer contracts representing an aggregate of $600,000 or more in revenues

        o Accounts Receivables arising on or after the closing date reach an aggregate of over $1,500,000

        o Net earnings exceeding $100,000, after taking into account the milestone payments made for customer contracts and accounts receivables described above


        As each milestone is reached, Biotel will make payments in varying increments until the full $260,000 additional purchase price is paid. As of the date of this filing, Biotel has paid $60,000 of this additional purchase price. The additional purchase price payment obligations are not subject to expiration due to the passage of time.


Biotel acquired Agility's business for a number of reasons:

        o The contract research industry is growing due to the increasing number of new pharmaceutical and medical devices.

        o New FDA regulations propose additional ECG testing for non-cardiac drugs.

        o Proposed FDA regulations impose specialized reporting formats that will make it more difficult for academic research centers to provide ECG testing to pharmaceutical and medical device companies.

        o The acquisition provides opportunities for vertical integration because Braemar manufactures the Holter and cardiac event recorders used by Agility.

        Agility has administrative and sales offices in Ham Lake, Minnesota and service operations in Bannockburn, Illinois.

Sales to Clinics and Hospitals

        ADVANCED BIOSENSOR INC.: Advanced Biosensor, based in Columbia, South Carolina, is a manufacturer of PC-based diagnostic monitoring products marketed to clinics and hospitals. Its primary product is diagnostic software that is combined with Holter recorders supplied by Braemar. Advanced Biosensor also markets stress and pulmonary function devices purchased from third party suppliers. Advanced Biosensor has focused on developing its software incorporating proprietary algorithms.

MARKETING AND SALES

        Approximately 80% of our revenues are derived from sales to OEM manufacturers. Foreign sales, primarily to Europe, accounted for about 7% of our revenues during the year ended June 30, 2004.

Sales to Medical Corporations

        Braemar and Carolina Medical manufacture products for use in OEM-manufactured medical devices. OEM sales traditionally results in lower selling expenses due to fewer customers and fewer sales-related employees and independent representatives. However, gross margins are lower for OEM sales and the customer base is highly concentrated. Agility markets its products to pharmaceutical companies, medical device manufacturers, and contract research and academic research organizations. It has earned only limited revenues since May 2004.

Sales to Clinics and Hospitals

        Advanced Biosensor markets it products to clinic and hospital end-users. It relies on direct mail, trade conferences and leads generated from existing customers. Advanced Biosensor has recently and will continue to


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increase its network of independent sales representatives in the United States.
Advanced Biosensor's Holter diagnostic software and monitor competes with systems offered by some of Braemar's OEM customers.

SIGNIFICANT CUSTOMERS

        One major customer, Philips Medical Systems, accounted for approximately 24.2% and 32.5%, respectively, of Biotel's consolidated revenues for the fiscal years ended June 30, 2004 and 2003. Biotel performs OEM manufacturing for Philips under a September 2003 OEM Purchase Agreement. The agreement's initial term expires in September 2006, but it may be renewed by either party for two additional one-year periods. Either party may terminate the agreement with 60 days notice prior to the expiration of the initial term or, if applicable, a renewal period, or upon the uncured breach of the agreement by the other party.

        The agreement does not require Philips to purchase any minimum quantity of products from Biotel, and it does not require Biotel to supply any minimum quantity of products to Philips. Philips initiates orders through individual purchase orders. Prices are determined by a pricing schedule that can be modified by the mutual agreement of the parties. Other terms of the agreement include:

        o   Marketing and licensing provisions.

        o   Confidentiality and intellectual property protections.

        o   Governmental compliance and quality requirements.

        o   Insurance requirements.

        o   Training and customer support services.

        o   Procedures for modifications to the design or engineering process.

        A second OEM customer accounted for 13.1% of Biotel's consolidated revenues for fiscal 2004. Biotel does not have a contract with this customer. Instead, manufacturing projects are undertaken by Biotel in response to individual purchase orders.

BACKLOG

        Our product lines have no significant order backlog because we follow the industry practice of stocking finished goods to meet customer demand on a just-in-time basis. We believe that the ability to fill orders in a timely fashion is a competitive factor in the markets in which we operate.

COMPETITION

        The medical device market is highly competitive. We are subject to competition on the basis of price, delivery time, customer service and our ability to meet specialty needs. There are a number of firms that provide certain products and services similar to those provided by Biotel, and vary from small operations offering a certain similar subset of our products or services to large integrated product and service companies. Each of our businesses competes with at least one major competitor, and such competitors vary according to specific products within a business. Due to the diversity of our product lines as a whole, no single competitor competes with us across the entire spectrum of our product lines.

        Braemar faces competition in its Holter recorder business from small private companies that produce OEM Holter recorders such as Datrix Corporation. In Braemar's event recorder business, it faces competition including Instromedix, Inc., a division of Card Guard Technologies, Inc. Carolina Medical faces competition from other companies, such as HEI, Inc. and Plexus Corp., each of which manufacture devices for medical companies. Agility's primary competitors include eResearch Technology, Inc. and Biomedical Systems. Advanced Biosensor's primary competitors include GE Medical Systems, Midmark Corporation, Rozinn Electronics, Inc. and Burdick, Inc.


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

        In most cases, our competitors are larger companies that undertake a greater diversity of product lines and services and have substantially more resources than we do. These large companies produce a wide variety of contract research, testing, engineering and manufacturing services, whether related to diagnostic and clinical testing, OEM equipment, or both. There are also a significant number of small and mid-size companies that generally compete in segments of the diagnostic and clinical testing industry or as OEM equipment vendors. As a result, contract research, testing, engineering and manufacturing in the diagnostic, clinical testing and OEM manufacturing industries is fragmented and segmented.

        In addition to actual competitors, Biotel face possible competition from its OEM customers, who could change their outsourcing strategy and elect to produce or undertake internally the product development, testing, and manufacturing services provided by Biotel.

        We believe we enjoy strong customer relations resulting from our long participation in the industry, emphasis on customer service, commitment to quality control and reliability.

RESEARCH AND DEVELOPMENT

        Our aggregate research and development expenses during the fiscal years ended June 30, 2004 and 2003 amounted to approximately $1.06 million and $1.27 million, respectively. We continually seek to develop new technologies that will offer accelerated and improved research, development, testing, and manufacturing operations options to our medical device and pharmaceutical company customers. In addition to internally developing new technologies, we may, when appropriate, pursue alliances and acquire technologies and products that we believe to be commercially viable and complementary to the core technologies of our operating companies.

EMPLOYEES

        As of September 30, 2004, we employed approximately 48 employees. No employees are represented by labor organizations and there are no collective bargaining agreements. We consider relations with our employees to be good. Set forth below is a chart of our employment by company:

                                                Sales to Medical Companies     Sales to Clinics & Hospitals
                                                --------------------------     ----------------------------
      Manufacturing/R&D                                     28                               4
      Sales and Marketing                                    3                               3
      General and Administrative                             8                               2
                                                --------------------------     ----------------------------
      Total                                                 39                               9
                                                ==========================     ============================

        As the holding company for the subsidiaries, Biotel has a full time Chief Executive Officer, and a Chief Financial Officer who also serves as the Chief Financial Officer and Vice President of Braemar.

ENVIRONMENTAL MATTERS

        Our manufacturing operations are subject to federal, state and local environmental laws and regulations relating to, among other things, the storage, handling, disposal, emission, transportation and discharge of hazardous substances, materials and waste products. We do not believe that compliance with environmental laws and regulations will have a material effect on the level of our capital expenditures or our business, financial condition, liquidity or results of operations. However, violation of, or non-compliance with, these laws, regulations or permit requirements, even if inadvertent, could result in an adverse impact on our operations, business, financial condition, liquidity or results of operations.

        Carolina Medical has been the subject of environmental oversight by the North Carolina Division of Environment and Natural Resources ("DENR") involving alleged groundwater contamination originating from property previously owned by Carolina Medical. Biotel has engaged local counsel in North Carolina in connection with this matter. The property was sold by Carolina Medical in April 1987 to an affiliated investment partnership. The investment partnership is currently negotiating with an adjacent landowner and the DENR to resolve the matter. Additional testing and procedures will be required to assess the scope of the situation, decide upon a resolution


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(which may include ongoing monitoring or remediation) and determine the responsible party or parties. Furthermore, even if a resolution is reached, there is no guarantee that the current North Carolina regulatory scheme will not change or that the changed use of some adjacent property will not result in additional regulatory enforcement. At this point, an estimate of the costs and responsibilities for any further site assessment or work are not determinable; nor can we predict what additional costs, if any, we might incur in connection with this matter.

MANUFACTURING

        Most of the materials and components we use are available from a number of different suppliers. We generally maintain multiple sources for most items, but some components are single sourced. We are dependent upon our suppliers for timely delivery of quality components. To date, we have not experienced significant delays in the delivery of components. We do maintain designs, drawings, molds, tools, safety stock, alternate vendors, and other techniques to eliminate or mitigate the effects of the loss of a single source vendor.

        Most products are built in response to specific customer purchase orders, while others are fabricated as standard products. The manufacturing process consists primarily of assembly and testing of custom and commercially available components from outside sources.

PRODUCT WARRANTIES AND SERVICE

        We provide warranties against defects in materials and workmanship in our products. Warranty periods for our products range from 90 days to one year. At the time a sale is recorded, we establish a provision for estimated expenses of providing service under these warranties. Non-warranty service is billed to the customer as performed. As of June 30, 2004 and 2003, our provision for warranty services was $98,316 and $103,773, respectively. The assumptions we use to estimate warranty accruals are I-evaluated periodically in light of actual experience, management's estimates of future claims and, when appropriate, the accruals are adjusted. Our determination of the appropriate level of warranty accrual is subjective and based on estimates and actual experience that can be different than our expectations.

GOVERNMENT AND OTHER REGULATION

        Biotel's manufacturing subsidiaries, Braemar, Carolina Medical and Advanced Biosensor, are registered device manufacturers with the United States Food and Drug Administration (the "FDA"). The Medical Device Amendments of 1976 to the Food, Drug and Cosmetic Act (the "Act") and regulations issued or proposed thereunder, including the Safe Medical Devices Act of 1990, provide for regulation by the FDA of the marketing, design, manufacturing, labeling, packaging and distribution of medical devices. These regulations apply to many of the products that are outsourced to us for manufacture.

        The Act and the regulations include requirements that manufacturers of medical products and devices register with and furnish lists of products and devices manufactured by them to the FDA. Prior to marketing a medical product or device, the FDA requires the company selling the product or device to obtain FDA clearance. Tests to be performed for approval range from bench-test data and engineering analysis to potentially expensive and time-consuming clinical trials. The types of tasks for a particular product submission are indicated by the classification of the device and previous approvals for similar devices. Braemar, Carolina Medical and Advanced Biosensor have registered with the FDA and have obtained FDA clearance for those products and devices requiring clearance.

        Braemar, Carolina Medical and Advanced Biosensor's procedures and records are also subject to ongoing review by the FDA from time to time, pursuant to the FDA's Quality System Regulation ("QSR"). The QSR for medical devices sets forth standards for the design and manufacturing processes that require Braemar and Carolina Medical to maintain certain records and provide for unscheduled inspection of their facilities.

        There are also certain requirements of other federal laws and of state, local and foreign governments, which may apply to the manufacture and marketing of our OEM and other products and services. In addition, European Community regulations also apply to products that are offered in European markets. Biotel's OEM products are marketed in European markets and are subject to these regulations, and Biotel or its customers are required to


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complete testing programs prior to selling medical devices in the European
Community. Biotel development and manufacturing divisions conduct planned periodic quality assessment in conjunction with European Community medical device regulations and are regularly inspected by authorized bodies. Biotel companies have met or exceeded the necessary quality system programs to permit distribution in the European Community, whether for its products or certain of its customers' products.

        The ISO 9000 series of quality management and quality assurance standards has been adopted by over 90 countries. ISO standards require that a quality system be used to guide work to assure quality and to produce quality products and services. ISO 9001, the most comprehensive of the standards, covers 20 elements. These elements include management responsibility, design control, training, process control and servicing. ISO 9001 is the quality system standard used by companies providing design, development, manufacturing, installation and servicing. Braemar and Carolina Medical's quality systems are ISO 9001 and EN 46001 certified.

INTELLECTUAL PROPERTY

        We try to protect our proprietary technology and know-how through established security practices and confidentiality, non-competition and invention assignment agreements with certain of our employees. We also rely on non-disclosure agreements with certain suppliers and customers. There can be no assurance that these agreements or procedures will provide meaningful protection for our trade secrets in the event of unauthorized use or disclosure of such information.

RISK FACTORS

        The following risk factors should be considered carefully in addition to the other information contained in this registration statement. This registration statement contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in the forward-looking statements. Factors that may cause these differences include those discussed below as well as those discussed elsewhere in this registration statement.

        TWO CUSTOMERS GENERATED A SIGNIFICANT PORTION OF OUR REVENUES. One major customer, Philips Medical Systems, accounted for 24.2% and 32.5% of our consolidated revenues, respectively, in the fiscal years ended June 30, 2004 and 2003, and this customer will likely account for a significant percentage of our revenues during 2005. Another customer accounted for 13.1% of our consolidated revenues for fiscal year end June 30, 2004 and will likely account for a significant percentage of our revenues during 2005. Both major customers are large, established corporations with over $250 million in revenues. Because these customers are not required to purchase any minimum amount of products from us, or any products at all, there is no assurance that we will be able to retain these major customers or continue to maintain the levels of sales to them. The loss of or reduction in demand for our products from a major customer could have a material adverse effect on operating results and cash flow from operations.

        WE MAY BE UNABLE TO RAISE ADDITIONAL CAPITAL TO MEET CAPITAL EXPENDITURE NEEDS IF OUR OPERATIONS DO NOT GENERATE SUFFICIENT FUNDS TO DO SO. Our business is expected to have continuing capital expenditure needs. While we anticipate that our operations will generate sufficient funds to meet our capital expenditure needs for the foreseeable future, our ability to gain access to additional capital, if needed, cannot be assured, particularly in view of competitive factors and industry conditions. Competitive factors and industry conditions include quality, price, technological capability, proprietary rights, and the ability to develop and market products and processes.
 Any additional capital raised through the sale of equity may dilute the ownership percentage of holders of our common stock.

        OUR INABILITY TO COMPETE WITH OTHER MANUFACTURERS IN THE MEDICAL DEVICE INDUSTRY COULD HARM OUR BUSINESS. The market for medical devices is highly competitive. Each of our subsidiary businesses compete with at least one major competitor. In addition, our OEM customers represent potential competition, in that one or more may decide not to outsource the design and manufacture of some or all components used in their products. We are subject to competition in many markets on the basis of price, delivery time, customer service and our ability to meet specialty needs. Some of our competitors are significantly larger and have greater resources, financial and other,


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


than we do. There can be no assurance that we will be able to compete successfully with our existing competitors or with new competitors. Failure to compete successfully could have a material adverse effect on our business.

        IF WE FAIL TO ACHIEVE AND MAINTAIN THE HIGH MANUFACTURING STANDARDS THAT OUR PRODUCTS AND SERVICES REQUIRE, OUR BUSINESS WILL SUFFER. Our products and services require precise, high quality manufacturing. Our failure to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors, design defects or component failures, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously hurt our business.

        IF WE ARE UNABLE TO RETAIN SENIOR MANAGEMENT, OUR BUSINESS OPERATIONS COULD BE ADVERSELY AFFECTED. Our success and future prospects depend on the continued contributions of our senior management. There can be no assurances that we would be able to find qualified replacements for these individuals if their services were no longer available. The loss of services of one or more members of our senior management team could have a material adverse effect on our business.

        FAILURE TO PROTECT OUR TRADE SECRETS, COPYRIGHTS AND OTHER INTELLECTUAL PROPERTY AND KNOW-HOW WILL PUT US AT A COMPETITIVE DISADVANTAGE. Our intellectual property rights are and will continue to be a critical component of our success. A substantial portion of our intellectual property rights relating to our current products and those under development is in the form of trade secrets, rather than patents. In order to preserve certain proprietary information as trade secrets, we are required to restrict disclosure of information intended to constitute trade secrets to third parties. We protect our trade secrets and proprietary knowledge in part through confidentiality agreements with certain of our employees, consultants and other parties. Certain of our consultants and third parties with whom we have business relationships may also provide services to other parties in the medical device industry, including companies, universities and research organizations that are developing competing products. In addition, some of our former employees may seek employment with, and become employed by, our competitors. We do not have confidentiality agreements with all of our employees, consultants and third-parties, and cannot assure that the confidentiality agreements that are in place with our employees, consultants and third parties will not be breached, that we will have adequate remedies for a breach, or that our trade secrets will not become known to or be independently developed by our competitors. Although we are not currently aware of any parties currently intending to pursue any infringement claims against us, the loss of trade secret protection for technologies or know-how could adversely affect our business prospects.

        Although we do not hold any patents, we may file future patent applications. Any future patent applications may not be approved, may not give us a competitive advantage or could be challenged by others. Patent proceedings in the United States and in other countries may be expensive and time consuming. Our competitors may independently develop proprietary technologies and processes that are the same as or substantially equivalent to ours, or design around any future patents we obtain.

        Companies in the medical device industry typically obtain patents and frequently engage in substantial intellectual property litigation. Our products and technologies could infringe on the rights of others. If a third party successfully asserts a claim for infringement against us, we may be liable for substantial damages, be unable to sell products using that technology, or have to seek a license or redesign the related product. These alternatives may be uneconomical or impossible. Patent litigation could be costly, result in product development delays and divert the efforts and attention of management from our business. Biotel does not have any pending infringement claims against it, not is it aware that any parties intend to pursue any infringement claims in the future.

        PRODUCT LIABILITY CLAIMS COULD DAMAGE OUR REPUTATION AND HURT OUR FINANCIAL RESULTS. The use of medical products, even after regulatory approval, poses an inherent risk of product liability claims. We maintain limited product liability insurance coverage of $1,000,000 per occurrence and $2,000,000 of general aggregate liability, subject to deductibles and exclusions. Although we believe our present insurance coverage is adequate, we cannot be sure that product liability insurance will be available in the future or will be available on acceptable terms or at reasonable costs, or that such insurance will provide us with adequate coverage against potential liabilities. Claims against us, regardless of their merit or potential outcome, may also hurt our ability to obtain physician endorsement of our products or expand our business. If we have to pay product liability claims in excess of our insurance coverage, our financial condition will be adversely affected.


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        OUR AGILITY SUBSIDIARY FACES THE RISK OF BECOMING INVOLVED IN LITIGATION
AS A RESULT OF INJURY OR DEATH TO A CLINICAL TEST SUBJECT. Agility provides ECG data collection and management services in connection with testing pharmaceutical and medical device products. A portion of the services Agility provides to the manufacturers involves monitoring ECG results of test patients. Agility does not provide diagnostic or other healthcare services to the patient. Although Agility does not have a contractual relationship with the test subjects and has taken steps to limit its liability in the case of patient injury or death, Agility could be named as a defendant in resulting litigation due to its role in the clinical testing. Agility is not a defendant in any litigation and is not aware of any circumstances under which it could be named as a defendant in a lawsuit in the future. Involvement in litigation would likely be costly and time consuming to management, regardless of whether Agility ultimately prevailed in the litigation.

        IF OUR SUPPLIERS CANNOT PROVIDE THE COMPONENTS WE REQUIRE, OUR ABILITY TO MANUFACTURE OUR PRODUCTS COULD BE HARMED. We rely on third party suppliers to provide us with certain components used in our products. These and other supply factors could make it more difficult for us to effectively and efficiently manufacture our products and could adversely impact our results of operations. Relying on third party suppliers makes us vulnerable to component part failures and to interruptions in supply, either of which could impair our ability to ship our products to our customers on a timely basis. Using third party vendors makes it difficult and sometimes impossible for us to test fully certain components, such as components on circuit boards, maintain quality control, manage inventory and production schedules and control production costs. Vendor lead times to supply us with ordered components vary significantly. We cannot be sure that our suppliers will furnish us with required components when we need them. Although some suppliers may be the only source for a customized component, which makes us vulnerable to cost increases and supply interruptions, Biotel and its subsidiaries maintain designs, drawings, molds, tools, safety stock, alternate vendors, and other techniques to eliminate or mitigate the effects of the loss of a single source vendor. As a result, Biotel does not believe the loss of any vendor of single source components would have a material effect on its business. For example, if a supplier does not satisfactorily provide a customized product, we believe we have the ability to find a replacement supplier by retrieving the molds and providing them to a replacement supplier. If we are unable to retrieve the molds or they are destroyed, the molds can be reproduced.

        OUR BUSINESS COULD BE MATERIALLY ADVERSELY IMPACTED BY THE RESULTS OF AN ENVIRONMENTAL OVERSIGHT BY THE NORTH CAROLINA DIVISION OF ENVIRONMENT AND NATURAL RESOURCES. We are currently the subject of an environmental oversight for alleged groundwater contamination at our Carolina Medical facility in North Carolina, as further detailed in the Environmental Matters section. The property with the alleged contamination was previously owned by Carolina Medical, then sold to an affiliated investment partnership and is currently occupied by Carolina Medical. Negotiations are ongoing among the North Carolina Division of Environment and Natural Resources, the investment partnership and Biotel to resolve what additional testing and procedures will be required to determine the scope and desired end-state of any remediation and the party or parties ultimately responsible for that work. At this point, an estimate of the costs and responsibilities for any further site assessment or work are not determinable; nor can we predict what additional costs, if any, we might incur in connection with this matter. Undertaking further site assessment or remediation responsibility, however, would reduce funds otherwise available to Biotel and could have a material adverse effect on Biotel.

        OUR BUSINESS COULD BE MATERIALLY ADVERSELY IMPACTED BY RISKS INHERENT IN INTERNATIONAL MARKETS. During the 12 months ended June 30, 2004, approximately 7% of our revenues were generated by customers outside the United States. Over 90% of these customers are located in Europe. We expect that customers outside the United States will continue to account for a comparable portion of Biotel's revenue in the future. Our international sales subject us to inherent risks related to changes in the economic, political, legal and business environments in the foreign countries in which we do business. Although Europe has historically been stable, we may still be subject to the following general risks relating to international sales:

        o   Fluctuations in currency exchange rates.
        o   Regulatory, product approval and reimbursement requirements.
        o   Tariffs and other trade barriers.
        o Greater difficulty in accounts receivable collection and longer collection periods.
        o   Difficulties and costs of managing foreign distributors.
        o Reduced protection for intellectual property rights in some countries.

        o   Burdens of complying with a wide variety of foreign laws.
        o   The impact of recessions in foreign economies.
        o   Political and economic instability.

If we fail to successfully market and sell our products in international markets, our business, financial condition, results of operations and cash flows could be negatively affected.

        OUR COMMON STOCK IS SUBJECT TO THE SEC'S PENNY STOCK RULES, WHICH MAKES OUR SHARES MORE DIFFICULT TO SELL. The SEC rules regarding penny stocks may have the effect of reducing trading activity in our common stock and making it more difficult for investors to sell. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

        o   Make a special written suitability determination for the purchaser.
        o Receive the purchaser's written agreement to a transaction prior to sale.
        o Provide the purchaser with risk disclosure documents which identify certain risks associated with investing in penny stocks and which describe the market for these penny stocks as well as a purchaser's legal remedies.
        o Obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a penny stock can be completed.
        o Give bid and offer quotations and broker and salesperson compensation information to the customer orally or in writing before or with the confirmation.

These rules may make it more difficult for broker-dealers to effectuate customer transactions and trading activity in our securities and may result in a lower trading volume of our common stock and lower trading prices.

        PAST AND PLANNED ACQUISITIONS MAY DISRUPT OUR BUSINESS. We recently purchased the business of Agility Centralized Research Services, LLC and may choose to acquire other companies, products or technologies that we believe to be complementary to our business. We may have difficulty integrating the acquired personnel, operations, products or technologies of the businesses we acquire. Although to date we have not had any such difficulties or material disruptions associated with out Agility acquisition, these types of difficulties in the future may disrupt our ongoing business, distract our management and employees and increase our expenses, which could hurt our business.

        AN ACTIVE TRADING MARKET MAY NOT DEVELOP FOR OUR COMMON STOCK, AND WE CANNOT ASSURE THE MARKET PRICE FOR OUR COMMON STOCK IF A MARKET DOES DEVELOP. While our common stock is currently quoted on the Pink Sheets, no established market exists for our common stock. We intend in the future to have our common stock quoted on the OTC Bulletin Board. There can be no assurance that an active market for our common stock will develop on the OTC Bulletin Board or, if any such market does develop, that it will continue to exist or the degree of price volatility in any such market. To the extent that brokerage firms act as market makers for our securities on the OTC Bulletin Board, they may be a dominating influence in any market that might develop, and the degree of participation by these firms may significantly affect the price and liquidity of our common stock. These firms may discontinue their market making activities at any time. The prices at which our common stock are traded in the market will be determined by these firms and by the purchasers and sellers of our securities, but the prices may not necessarily relate to our assets, book value, results of operations or other established and quantifiable criteria of value. Securities quoted on the OTC Bulletin Board are often thinly traded, highly volatile and not followed by analysts. Consequently, investors may have difficulty reselling our common stock.

        OUR POLICY TO FOREGO PAYING DIVIDENDS FOR THE FORESEEABLE FUTURE MAY HURT OUR STOCK PRICE. We do not anticipate paying any dividends on our common stock for the foreseeable future, which may make our common stock an unattractive investment. Some institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in our common stock.

        UNDESIGNATED SHARES IN OUR ARTICLES OF INCORPORATION COULD PREVENT OR DELAY A CHANGE IN CONTROL OF US OR OTHERWISE NEGATIVELY AFFECT SHAREHOLDERS. Our articles of incorporation currently authorize the board of directors, without shareholder approval, to issue up to 12,000,000 shares of capital stock, of which up to 2,000,000 shares are designated as preferred stock and up to 10,000,000 shares are designated as common stock. We currently have 2,576,827 common shares outstanding. The board of directors may issue up to 2,000,000 preferred shares in one or more classes or series and with those provisions as it determines, without shareholder approval. The holders of our common stock do not have any preemptive rights. The issuance of stock with rights and preferences determined by the board of directors could make it more difficult for a third party to acquire us, dilute the stock ownership or adversely effect the rights of holders of our common stock, including voting rights.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES

        The consolidated financial statements of Biotel include the accounts of Biotel Inc. and its wholly-owned subsidiaries (collectively, "Biotel"). Significant intercompany accounts and transactions are eliminated in consolidation.

        Management uses estimates and assumptions in preparing financial statements, including those assumed in computing the allowance for doubtful receivable accounts, inventory valuation allowances and warranty reserves. Those estimates and assumptions may affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and reported revenues and expenses. Actual results may vary from these estimates.

        At times Biotel maintains bank deposits in excess of federally insured limit. Management monitors the soundness of these financial institutions and believes Biotel's risk is negligible.

        Biotel sells its products to customers on credit in the ordinary course of business. A customer's credit history is reviewed and must meet certain standards before credit is extended. Biotel establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

        Biotel follows the policy of charging the costs of advertising, except for costs associated with direct response advertising, to operating expenses as incurred. The costs of direct response advertising are capitalized and amortized over the period during which future benefits are expected to be received.

        Inventories are valued at lower of cost (using the average and first-in first-out cost methods) or market.

        Property, equipment and leasehold improvements are recorded at cost. Depreciation is calculated using the straight-line or declining-balance methods over estimated useful lives of three to 10 years for equipment, three to five years for automobiles and two to 31 years for leasehold improvements.

        For the year ended June 30, 2002, Biotel adopted SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill arose from the acquisition of Braemar, which was acquired during a previous accounting period. Goodwill is deemed to have an indefinite useful life and will no longer be amortized but will be subject to impairment tests performed at least annually. During fiscal 2004 and 2003, Biotel performed the required impairment tests of goodwill and determined the recorded goodwill had not been impaired.

        Amounts billed to customers for service contracts are recognized as income over the term of the agreements, and the associated costs are recognized as incurred.

        Biotel warrants its products against defects in material and workmanship for 90 days for electromagnetic and ultrasound probes and one year for all other manufactured equipment. An accrual is provided for estimated future claims. Such accruals are based on historical experience and management's estimate of the level of future claims.

        Revenues from product sales are recognized at date of shipment.

        Research and development costs are charged to operations as incurred. These costs are for proprietary research and development activities that are expected to contribute to the future profitability of Biotel.

        Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes relate primarily to differences between financial and income tax reporting for the basis of inventory, accounts receivable, property and equipment, and accrued liabilities. The deferred tax accounts represent future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes may also be recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

        Biotel considers all highly liquid short term investments purchased with an original maturity of three months or less to be cash equivalents.

OVERVIEW

        Biotel has been implementing a strategy to expand its base of operations among medical companies who seek to outsource strategic items provided by various Biotel companies. From its four operating subsidiaries located within the United States, Biotel supplies an array of products and services to provide for the research, development, testing, and manufacturing needs of its customers.

        Three Biotel business units, Braemar, Inc., Carolina Medical, Inc. and newly purchased Agility Centralized Research Services, Inc., sell medical devices, technology and research services to medical companies. They design, manufacture, and test 24- and 48-hour Holter recorders, 30-day ECG event recorders, tissue extraction components, and flow control devices; provide 24/7 clinical ECG research services and internet technologies; complete FDA, CE, and other regulatory testing; and develop, test, and manufacture other custom medical devices. These three subsidiaries form a base of products and services which Biotel believes are attractive to medical device and pharmaceutical companies, allowing accelerated and improved research, development, testing, and manufacturing operations for its customers.

        Advanced Biosensor Inc., the fourth business unit, represents a vertical integration of Biotel cardiology products, selling diagnostic cardiology software and systems to hospitals and clinic end users, and incorporating Holter recorder devices provided by Braemar.

        These subsidiaries have experienced improvements in their business activity as a result of marketing efforts to acquire new customers and to expand relationships among current customers.


RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

        Biotel's net revenues for the fiscal quarter ended September 30, 2004, were $2,491,000, 6.2% above net revenues of $2,346,000 for the quarter ended September 30, 2003. The increase was primarily due to increases in sales to OEM customers.

        For the three months ended September 30, 2004 and 2003, revenue generated by Philips Medical Systems, Biotel's largest customer, totaled $616,000 and $627,000, respectively, accounting for 24.7% and 26.7% of total revenue during these periods. The revenue generated from this customer was substantially unchanged during these two periods, and management anticipates that revenues derived from Philips in fiscal 2005 will be similar to those generated by the customer in fiscal 2004. Revenue generated by Biotel's second largest customer accounted for 10.9% of total revenue for the three months ended September 30, 2004, compared to 14.0% for the comparable period in 2003. The reduction in percentage of revenue for this customer was due in part to the overall growth in Biotel's total revenue and a reduction in sales to this customer. The customer had introduced a new product line in Autumn 2003. During the fiscal quarter ended September 30, 2003 it purchased product from Biotel to sell to end-users and to stock its inventory. Sales to the customer eventually declined and stabilized once the customer had obtained satisfactory inventory levels. Management anticipates that the overall sales in fiscal 2005 will be comparable to those for fiscal 2004.

        Gross profit margin was $1,130,000 for the quarter ended September 30, 2004, substantially unchanged from $1,132,000 in the corresponding period of 2003. Gross profit margin was marginally affected by increases in the cost of sales and services, which rose to $1,362,000 (54.7% of sales) in the first quarter of fiscal 2005 versus $1,213,000 (51.7% of sales) in the first quarter of 2004. Expenditures for start-up operations at Agility are primarily responsible for the higher costs experienced in the quarter ended September 30, 2004.

        Selling, general and administrative expenses increased to $667,000 (26.8% of sales) for the quarter ended September 30, 2004, compared to $503,000 (21.4% of sales) for the quarter ended September 30, 2003. Increases in expenditures associated with the costs of acquisition and operation of the new Agility subsidiary, legal costs associated with SEC filings, and expenses related to increased sales volume were primarily responsible for the increases in selling, general and administrative expenses. Sales expenses include salaries, commissions, benefits, travel expenses, and other selling, general and administrative expenses.

        Research and development expenditures for the first quarter of fiscal 2004 were $252,000, substantially unchanged compared to $251,000 in fiscal 2003.

        Interest expenditures decreased to $14,000 for the first quarter ended September 30, 2004, compared to interest expenditures of $29,000 for the quarter ended September 30, 2003. Interest expenditures decreased correspondingly to the reduction in long-term debt and lower interest rates.

         Net earnings for the fiscal quarter ended September 30, 2004, and September 30, 2003, were $133,000 and $347,000, respectively. Net earnings for the quarter ended September 30, 2004 were lower than the quarter ended September 30, 2003 because of the Agility start up costs and expenses, a provision for income taxes of $63,000 for the quarter ended September 30, 2004 versus $5,000 in the quarter ended September 30, 2003, and legal expenses related to SEC filings. The provision for income taxes has been recorded as a result of Biotel's continued profitability. At September 30, 2003 the tax valuation allowance, which had been established in previous years, was maintained because at that point in time management was uncertain on how much benefit Biotel would realize from the deferred tax assets. This uncertainty was due to minimal levels of current taxable income from operations, uncertainty regarding the level of future taxable income and the fact that during 2003 net operating loss carryforwards were expiring unused.

TWELVE MONTHS ENDED JUNE 30, 2004 AND 2003

        Biotel's net revenues for the fiscal year ended June 30, 2004, were $9,309,000, 10.6% above net revenues of $8,417,000 for the fiscal year ended June 30, 2003. While each Biotel subsidiary increased in sales revenues, the increase was primarily due to the addition of new OEM customers at Braemar, Inc. and Carolina Medical, Inc. Accordingly, sales to medical corporations increased 11.5% to $7,372,000 at June 30, 2004 compared to $6,610,000 at June 30, 2003.
Sales of Braemar event recorders, Braemar Holter recorders, Carolina Medical tissue extraction and other Carolina Medical cosmetic surgery devices increased in fiscal year 2004, aided in large part by the addition of new customers and devices.

        Revenue generated by Philips Medical Systems, Biotel's largest customer, during the years ended June 30, 2004 and 2003, totaled $2,249,000 and $2,737,000, respectively, accounting for 24.2% and 32.5% of total revenue during these periods. The percentage was reduced in the fiscal year ended June 30, 2004, primarily as a result of the increase in Biotel's overall revenue as noted above. The percentage was also affected by inventory management matters at Philips Medical Systems. Purchases of Biotel products by Philips Medical Systems were reduced in fiscal 2004 to resume normal inventory levels following increased purchases and inventory levels in fiscal 2003 as Philips Medical Systems acquired safety stocks in preparation for a 2003 relocation of its facilities.

        Revenue generated by Biotel's second largest customer accounted for 13.1% of total revenue in the year ended June 30, 2004, and 7.5% of total revenue in the year ended June 30, 2003. The increase in percentage of revenue was the result of increased orders as this customer introduced a new product offering during the fiscal year ended June 30, 2004.


        Management believes that Biotel's growth in revenues is dependent upon the success it has in maintaining and expanding its relationships with customers. Biotel believes there is opportunity for its revenues to rise in the next twelve months on the basis of customer relationships and discussions regarding new product opportunities. We can offer no assurance that such business activity will materialize.

        Gross profit margin increased to $4,317,000 for fiscal 2004, compared to $3,906,000 in fiscal 2003. The increased gross profit margin was a result of increases in sales revenues and their effects on gross profit. Slight model mix changes negatively offset manufacturing efficiencies, and control of cost of materials and production, resulting in 46.4% gross profit margin as a percent of sales revenues in the fiscal year ended June 30, 2004, unchanged from the fiscal year ended June 30, 2003.

        Selling, general and administrative expenses increased to $2,097,000 (22.5% of sales) for the fiscal year ended June 30, 2004, compared to $2,063,000 (24.5% of sales) for the year ended June 30, 2003. Increases in expenditures associated with the increased sales volume were primarily responsible for the increases in selling, general and administrative expenses. These include salaries, commissions, benefits, travel expenses, and other selling, general and administrative expenses. However, the increased expenditures were partially offset by reductions in corporate expense and direct mail advertising in fiscal 2004 compared to fiscal 2003.

        Research and development expenditures for fiscal 2004 were $1,057,000, a decrease of 16.7% compared to $1,269,000 in fiscal 2003. While research and development expenditures decreased in fiscal 2004, total engineering activity was stable. Biotel was asked by customers to provide increasing levels of custom engineering for projects funded in fiscal 2004. Biotel engineering, management, and administrative staff is used when non-recurring engineering ("NRE") services are sold to customers, and the engineering component of this activity is reported in cost of goods sold. NRE service charges are paid by Biotel customers for work performed to develop new custom devices for customers. NRE charges are common in the industry and are non-recurring to the customer upon project completion, typically upon commencement of manufacturing and regular delivery of the product(s). Biotel typically experiences NRE charges from period to period, as it is regularly engaged in new custom development activity. Biotel contracts with customers for NRE services and tracks development engineering costs, time, and labor content spent on such projects. The cost of NRE development activity is recorded against cost of goods sold. In fiscal 2004, research and development expenditures plus NRE costs were $1,346,000, substantially unchanged from $1,343,000 in fiscal 2003. Braemar and Carolina Medical had research, development and non-recurring engineering activities in fiscal 2004 on new hardware devices, firmware and testing for OEM customers. Advanced Biosensor's engineering activities in fiscal 2004 resulted in product releases which provided improvements to system diagnostic accuracy, operator edit capabilities, and other feature enhancements of its Holter software platform.

        Interest expenditures decreased to $119,000 for the fiscal year ended June 30, 2004, compared to interest expenditures of $177,000 for the fiscal year ended June 30, 2003. Interest expenditures decreased correspondingly to the reduction in long-term debt and lower interest rates. At June 30, 2004, outstanding debt was $904,000 compared to $1,673,000 on June 30, 2003. In July 2003, life insurance proceeds of approximately $500,000 related to the death of former Chief Executive Officer Ronald G. Moyer were primarily used to reduce Biotel's outstanding debt. In March 2004 Biotel restructured its debt to reduce the fees and interest associated with its long term debt instrument and line of credit.


        Net earnings for the fiscal years ended June 30, 2004, and June 30, 2003, were $1,145,000 and $905,000, respectively. Net earnings for the year ended June 30, 2004, benefited from an adjustment of the deferred tax valuation allowance, which contributed to a $203,000 tax benefit. During the year ended June 30, 2004 management concluded that the deferred tax asset of $336,000 was more likely than not to be realized in future periods and reduced the valuation allowance by $470,250, which was established in previous years. This conclusion was based on management's anticipation of future reversal of temporary tax differences and future taxable income to be generated from operations. Net earnings for the year ended June 30, 2003, included a non-recurring item involving earnings of $500,000 from a life insurance benefit following the death of former Biotel Chief Executive Officer Ronald G. Moyer in January 2003.


OFF-BALANCE SHEET ARRANGEMENTS

        Biotel does not have any off-balance sheet financing arrangements.

LIQUIDITY AND CAPITAL RESOURCES

        Working capital increased to $1,852,000 at September 30, 2004, compared to $1,243,000 at September 30, 2003. Increases in working capital were largely a result of operating results that produced an additional $555,000 of accounts receivables and $179,000 of deferred income tax assets as described in Results of Operations above. Working capital increased to $2,004,000 at June 30, 2004, compared to $1,386,000 at June 30, 2003. Increases in working capital were largely as a result of operating results that produced positive cash flows of $971,000 of cash during fiscal year 2004 compared with $497,000 in fiscal year 2003.

        Cash and cash equivalents were $23,000 at September 30, 2004, substantially unchanged from $27,000 at September 30, 2003, and were $118,000 at June 30, 2004, compared to $2,000 at June 30, 2003. The increase in cash during the 12-month period ended June 30, 2004 was influenced by many factors, primarily operating activities and decreased expenditures for capital equipment. The ratio of current assets to current liabilities ("current ratio") improved to 2.35 to 1 at June 30, 2004, compared to 1.87 to 1 at June 30, 2003.

        Accounts receivable increased to $1,889,000 at September 30, 2004 versus $1,334,000 at September 30, 2003, and increased to $1,708,000 at June 30, 2004 versus $1,051,000 at June 30, 2003. Accounts receivables averaged 55 days at June 30, 2004 versus 41 days at June 30, 2003. The increase in accounts receivable was related to increasing sales activity and longer cash terms negotiated by a major customer. To the extent that credit terms are extended to customers, Biotel's cash position is diminished and debt may be required to supplement cash flows. Accordingly, Biotel attempts to make timely collections from its customers in accordance with credit terms, extend credit only to creditworthy customers with a strong payment history, and to keep credit terms as short as is practicable.

        In the quarter ended September 30, 2004, $236,000 of capital equipment was purchased versus $28,000 in the quarter ended September 30, 2003. Equipment purchases in connection with the purchase of Agility were responsible for the increase. In fiscal year 2004, $95,000 was used for capital expenditures compared with $325,000 in fiscal year 2003. Biotel primarily invests in molds, tooling, and fixtures for custom components used in its product lines. Levels of capital investment are expected to vary from year to year.

        Inventory increased to $1,367,000 for the quarter ended September 30, 2004, compared to $1,219,000 for the quarter ended September 30, 2003, and increased to $1,285,000 for the fiscal year ended June 30, 2004, compared to $1,195,000 for the fiscal year ended June 30, 2003. Inventory increases are due in part to increasing revenues and to new product introductions. Biotel's subsidiaries manage inventories to provide safety stock and product flow for customers while controlling the amount of inventory.

        Current liabilities increased to $1,847,000 at September 30, 2004, compared to $1,583,000 on September 30, 2003. The increase was primarily due to the increased accounts payable of $120,000 and the increase in income tax accrual of $95,000. Current liabilities decreased to $1,484,000 at June 30, 2004, compared to $1,592,000 on June 30, 2003. This decrease was primarily due to the decrease in the current portion of notes payable as a result of debt restructuring.

        Long term liabilities were reduced to $599,000 at September 30, 2004, compared to $798,000 at September 30, 2003, a reduction of approximately $199,000 as a result of payments made on notes outstanding. Long term liabilities were reduced to $680,000 at June 30, 2004, compared to $1,301,000 at June 30, 2003, a reduction of approximately $621,000 as a result of payments made on the notes.

        In March 2004 Biotel restructured its debt to reduce the fees and interest associated with its long term debt instrument and line of credit. Between July 2003 and March 2004, payments were made against loans totaling $1,615,000 at interest rates varying between prime plus 1.25% (5.25% at March 31, 2004) and 12%. These debt instruments were replaced by a four-year secured note in the principal amount of $890,000 at an interest rate of prime plus 1% (5.0% at March 31, 2004). Between March and June 2004, $33,000 was retired from the new note.

        Additionally, a secured line of credit facility carrying an interest rate of prime plus 1% (5.0% at March 31, 2004) was entered into in March 2004. The agreement provides for borrowings of 80% of eligible accounts receivable and equipment plus 40% of eligible inventories, subject to a maximum of $750,000. At September 30, 2004 the line of credit was at $381,000, primarily related to cash outlays in connection with the purchase of Agility. There were no outstanding borrowings on the line of credit at June 30, 2004, versus a line of credit balance of $18,000 at June 30, 2003. Management anticipates that it will be able to renew its line of credit on terms similar to those found in the existing credit facility.

        The term loan and line of credit require Biotel to maintain a net worth of $1,750,000 and a debt-to-worth ratio not in excess of 2.5 to one. The financing arrangements also require a borrowing base calculation comprised of the lesser of the term loan balance plus the $750,000 line of credit or the sum of 80% of eligible accounts receivable and equipment plus 40% of eligible inventory.

        As of September 30, 2004, stockholders' equity had increased to $2,518,000 from $1,578,000 at September 30, 2003. As of June 30, 2004, stockholders' equity had increased to $2,384,000 from $1,231,000 at June 30, 2003. The debt to equity ratio decreased from 1.4 at June 30, 2003, to .4 at June 30, 2004. In computing the provision for income taxes at September 30, 2004 the net operating losses of prior periods, which were not subject to IRS limitations, were applied against taxable income. Biotel's federal tax loss carry forward, not subject to IRS limitations, was $97,000 at June 30, 2004.

        Management believes that present cash balances, internally generated funds and its credit line should provide sufficient working capital to meet present and projected needs for the coming 12 months, including principal payments required under present debt instruments. There is no assurance that Biotel will be successful in obtaining additional working capital if more is required. Biotel believes it will be able to finance operations at its Agility subsidiary over the next 12 months using cash generated from Biotel operations and Biotel credit facilities. Agility was purchased in July 2004 using $240,000 in cash. Under the terms of the purchase agreement Biotel is also obliged to pay amounts totaling $260,000 upon the completion of certain milestones related to sales activity, revenues, and profitability, of which $60,000 has been paid as of the date of this filing.



PART I.  ITEM 3.  DESCRIPTION OF PROPERTY

        We conduct our principal operations at leased facilities described below. We believe that our existing facilities are suitable for their use and will be adequate to meet our needs for the foreseeable future. We also believe that any additional space needed in the future will be available at commercially reasonable rates.

                                                         Square
                                                         Feet
Entity Name; Location              Use                   Leased                 Term of Lease
---------------------              ---                   ------                 -------------
Braemar, Inc.                      Production,           14,709                 Lease expires February 28, 2006.
11481 Rupp Drive                   manufacturing and
Burnsville, MN 55337               administration

Carolina Medical, Inc.             Production,           13,440                 Lease expires April 31, 2008.
157 Industrial Drive               manufacturing and
King, NC 27021                     administration

Advanced Biosensor Inc.            Administration        10,000                 Lease expires October 31, 2005.
6 Woodcross Drive
Columbia, SC 29212

Agility Centralized Research       Service operations    1,225                  Lease expires January 31, 2006.
Services, Inc.
2275 Half Day Road
Suite 133
Bannockburn, IL 60015

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table presents information regarding the ownership of our common stock as of September 30, 2004 by:

        o Each person who is known by us to beneficially own more than 5% of the outstanding shares of our common stock;

        o   Each of our directors;

        o Each of our executive officers named in the Summary Compensation Table; and

        o   All of our directors and executive officers as a group.

        The percentage of beneficial ownership is based on 2,576,827 shares of our common stock outstanding as of September 30, 2004. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of common stock subject to options exercisable within 60 days of September 30, 2004. Each beneficial owner's percentage ownership is determined by dividing the number of shares beneficially owned by that person by the base number of outstanding shares, increased to reflect the shares underlying options, warrants or other convertible securities included in that person's holdings, but not those underlying shares held by any other person. Except as otherwise indicated below, the persons and entity named in the table have sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by them, subject to applicable community property laws.

         NAME AND ADDRESS OF               AMOUNT AND NATURE OF
         BENEFICIAL OWNER (1)              BENEFICIAL OWNERSHIP           PERCENT OF CLASS
-------------------------------------  -----------------------------  ------------------------
B. Steven Springrose                             173,250(2)                      6.3%

Harold A. Strandquist                             36,500(3)                      1.4%

Carroll L. Turner                                 84,500(4)                      3.2%

L. John Ankney                                    20,000(5)                      0.7%

Stanley N. Bormann                                28,750(6)                      1.0%

David A. Heiden                                   10,000(7)                      0.4%

C. Roger Jones                                   238,150(8)                      9.3%

Spencer M. Vawter                                 26,000(9)                      1.0%

Ronald Ordway                                    392,590                        15.4%

Donna Horschmann                                 290,830                        11.4%

Charles Moyer                                    266,830                        10.4%

Innovative Physician Services(10)                180,628                         7.1%
1176 Main Street, Building C
Irvine, CA  92614

Elk Corporation (11)                             180,000                         7.0%
2-17-4
Yushima, Bunkyo-Ku
Tokyo 113-00034
Japan

Bernard B. Klawans                               145,125                         5.7%

All directors and executive officers             641,150(12)                    22.5%
as a group (9 persons)

----------------------------------------
(1) Unless otherwise described, the address of the beneficial owner is 11481 Rupp Drive, Burnsville, Minnesota 55337.
(2) Includes options for the purchase of 62,000 shares of common stock that are currently exercisable. Excludes 88,000 shares of common stock issuable upon exercise of options that are not currently exercisable and will not become exercisable within 60 days of September 30, 2004.

(3) Includes options for the purchase of 36,500 shares of common stock that are currently exercisable. Excludes 37,500 shares of common stock issuable upon exercise of options that are not currently exercisable and will not become exercisable within 60 days of September 30, 2004.
(4) Includes options for the purchase of 84,500 shares of common stock that are currently exercisable or will become exercisable within 60 days of September 30, 2004. Excludes 37,500 shares of common stock issuable upon exercise of options that are not currently exercisable and will not become exercisable within 60 days of September 30, 2004.
(5) Includes options for the purchase of 10,000 shares of common stock that are currently exercisable or will become exercisable within 60 days of September 30, 2004.
(6) Includes options for the purchase of 10,000 shares of common stock that are currently exercisable or will become exercisable within 60 days of September 30, 2004.
(7) Includes options for the purchase of 10,000 shares of common stock that are currently exercisable or will become exercisable within 60 days of September 30, 2004.
(8) Includes options for the purchase of 10,000 shares of common stock that are currently exercisable or will become exercisable within 60 days of September 30, 2004.
(9) Includes options for the purchase of 26,000 shares of common stock that are currently exercisable or will become exercisable within 60 days of September 30, 2004.
(10) Innovative Physician Services is a wholly-owned subsidiary of Cardiac Science, Inc., a public company (DFIB). Based on publicly available information, Cardiac Science has no controlling shareholder. Therefore, the vote of Biotel shares owned by Innovative Physician Services is made by an appointed officer of Cardiac Sciences, Inc.
(11) Elk Corporation is a company traded on the Osaka Stock Exchange in Japan.
(12) Includes options for the purchase of 271,000 shares of common stock that are currently exercisable or will become exercisable within 60 days of September 30, 2004.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

        The following table sets forth the name, age as of September 30, 2004 and position of each person who serves as a Biotel director, executive officer or key employee.

NAME                                               AGE      POSITION
----                                               ---      --------
B. Steven Springrose..........................      55      Director and Chief Executive Officer of Biotel

C. Roger Jones................................      66      Director and Chairman

Stanley N. Bormann............................      63      Director

L. John Ankney................................      75      Director

David A. Heiden...............................      56      Director

Spencer M. Vawter.............................      67      Director

Carroll L. Turner.............................      58      Chief Executive Officer of Advanced Biosensor and
                                                            Carolina Medical

Harold A. Strandquist.........................      55      Chief Executive Officer of Braemar

Judy E. Naus..................................      59      Chief Financial Officer of Biotel; Vice President
                                                            and Chief Financial Officer of Braemar

Daniel S. Pawlik..............................      43      President of Agility Centralized Research Services,
                                                            Inc.


     B. STEVEN SPRINGROSE has served as Biotel's President and Chief
Executive Officer since July 2003 and as Secretary since 1982. He also has served as a director of Biotel since 1982. Mr. Springrose was employed in a management position with Biotel from 1982 through 1998 and in a management position with Braemar, Inc. from January 1999 to November 1999. Mr. Springrose served as an independent contractor with pacemaker sales from 2000 to 2004. Mr. Springrose earned his bachelor of science degree from the University of Minnesota and a master of science degree from Washington University in St. Louis, Missouri, in biomedical engineering. He also earned an MBA from the University of St. Thomas, and holds three patents.

        C. ROGER JONES has served on Biotel's board of directors since 1998 and currently serves as the Chairman of the Board. Mr. Jones currently serves as an independent consultant to various medical related businesses. He previously served as President and Chief Operating Officer of Carolina Medical from 1985 to 1989. From 1970 to 1985, he was Vice President of Sales and Marketing for Carolina Medical, where he also served in various other capacities since 1961. He has been Chairman of Eagle Company, Inc., a private company, since 1988.

        STANLEY N. BORMANN has served on Biotel's board of directors since 1999. Mr. Bormann served as the president of Braemar Inc. from 1989 until he retired in October 2002. He continues to serve as a consultant to Braemar and Biotel. Mr. Bormann received a bachelor of science degree in mechanical engineering from the University of Minnesota in 1964, with additional credits in business disciplines. Prior to his employment at Biotel, Mr. Bormann held positions at Honeywell International, Inc. in manufacturing engineering, and with Control Data Corporation in engineering, field operation, product development and marketing.

        L. JOHN ANKNEY has served on Biotel's board of directors since 1998. Mr. Ankney has acted as an independent consultant to several companies since 1993. He served as President and Director from 1970 through 1993 for Transnational Electronic and Funding Corporation, a private investment, venture capital and management consulting company. Mr. Ankney also served as a director of Digilog, Inc., a public company, from 1974 to 1989. He graduated from the Capitol Institute of Technology and earned a Master of Business and Public Administration degree from Southeastern University in Washington, D.C.

        DAVID A. HEIDEN has served on Biotel's board of directors since 1998. Since 1999 Mr. Heiden has been serving as executive vice president of Video Display Corporation, a public company (VIDE). From 1989 to 1998 he was President and CEO of Urological Care America, Inc., a private company that assisted urology practices in the managed care environment. He served as President and CEO of Lithotripter Technologies of the Americas from 1985 to 1989. Prior to that he was the Vice President of Marketing and Sales for Dornier Medical Systems, a private company.

        SPENCER M. VAWTER has served on Biotel's board of directors since 1998. Mr. Vawter is currently a private consultant to several companies. He retired in 2002 from his position as Vice President of Argonaut Technologies Systems Inc., a position he had held since 2001. Argonaut Technologies Systems Inc. is a public company that develops and markets software automation products for the chemical laboratory (AGNT). Between 1995 and 2001, Mr. Vawter served as President and CEO of Camile Products, LLC, a developer and producer of chemical laboratory automation equipment and software. Camile Products, LLC was acquired by Argonaut Technologies Systems, Inc. in 2001, whereupon Mr. Vawter assumed his duties there. Previously, Mr. Vawter served as President and Chief Executive Officer of several private urology, ultrasound and medical companies, including Mentor Urology, Avalon Technology, Biosound, and various divisions of Boehringer Mannhiem. He was also Senior Vice President of Bio-Dynamics and Director of Medical Instrumentation for the American Medical Association. Mr. Vawter holds a bachelor of arts degree from Franklin College, Franklin, Indiana, and a master of science degree from DePaul University, Chicago, Illinois.

        CARROLL L. TURNER, has served as the President of Carolina Medical, Inc. since July 1999 and the President of Advanced Biosensor, Inc. since August 2001. From January 1997 to April 1999 Mr. Turner was Southern Regional Director for the pacemaker division of ELA*Angeion. From 1974 through 1996 he served the medical industry in various sales, marketing, clinical, and general management positions with General Electric Medical Systems, Spacelabs Medical (SLMD), Hewlett Packard (Medical Group) and Endosonics Corporation (ESON). He has more than 25 years experience in development, sales and marketing of medical products. Mr. Turner holds is a PhD in allied health administration, an MBA in management, and a bachelor of arts degree in health sciences.

        HAROLD A. STRANDQUIST has served as the President of Braemar Corporation since November 2002. He began working for Braemar in February 2002. Mr. Strandquist was Central Regional Sales Director for Ela Medical, Inc., Division of Sanofi Diagnostics Pasteur SA (of France), a pacemaker and ICD manufacturer, for approximately 4 years before coming to Braemar. Previously he had worked as Director of Sales and Marketing for Angeion Corporation, and joined Ela Medical, Inc. when they acquired Angeion in 1998. He also worked for Medtronic Inc. in various sales and marketing positions. Mr. Strandquist holds a bachelor of science degree with dual majors in chemistry and economics, as well as an MBA in management. In addition, he has Heart Rhythm Society (f/k/a North American Society for Pacing and Electrophysiology) certification in electro-physiology.

        JUDY E. NAUS has served as the Chief Financial Officer of Biotel since November 2003. She also serves as the Chief Financial Officer and Vice President of Braemar, a position she has held since 1997. Ms. Naus holds a bachelor of arts degree in business administration/accounting from Augsburg College in Minneapolis, Minnesota and has been employed with Braemar since 1977.

        DANIEL S. PAWLIK has served as President of Agility Centralized Research Services, Inc. since July 2004. Mr. Pawlik was the founder and President of its predecessor, Agility Centralized Research Services, LLC which was organized in November 2003. Prior to founding Agility Centralized Research Service, LLC, Mr. Pawlik spent four years in management positions with CardGuard Technologies, Inc., including Vice President of the LifeWatch Research Services division beginning in 2002, Vice President of National Accounts for the Instromedix division from 2001 through 2002, and Vice President of Sales & Marketing for the CorDigital division beginning in 1999. He also held various sales, marketing and management positions at Instromedix, Inc., ELA Pacemakers, USA; Angeion Corporation; and Guidant Corporation. Mr. Pawlik studied Business Administration/Marketing at the University of St. Thomas, St. Paul, Minnesota.

BOARD OF DIRECTORS AND COMMITTEES

        Our board of directors is comprised of six members. Each director serves a one-year term, or until the director's successor has been duly elected and qualified. L. John Ankney, David A. Heiden, C. Roger Jones, and Spencer M. Vawter are "independent" under the rules promulgated by the Nasdaq Stock Market. Biotel has a standing audit committee, joint compensation/nominating committee and strategic and long range planning committee.

AUDIT COMMITTEE

        Spence M. Vawter (Chairperson), L. John Ankney and David A. Heiden are the current members of the audit committee of the board of directors. The audit committee represents the board in discharging its responsibilities relating to our accounting, reporting and financial control practices. The audit committee has responsibility for review with management of our financial controls, accounting and audit activities. It annually reviews the qualifications and engagement of our independent accountants, appoints the independent accountants, approves the scope of and fees for their services, and reviews the results of their audit and their management comment letters. Each of the members of the audit committee is an "independent director" under the rules promulgated by the Nasdaq Stock Market. Mr. Ankney is a "financial expert," as that term is used in the Exchange Act.

COMPENSATION/NOMINATING COMMITTEE

        L. John Ankney (Chairperson) and Spencer M. Vawter are the current members of Biotel's compensation/nominating committee. In addition to overseeing the compensation for directors, officers and key employees of Biotel, the compensation/nominating committee periodically reviews whether the size of the board is appropriate to oversee and manage the company. If not, the committee makes appropriate changes to the size of the board. The committee also assesses whether any director vacancies are expected. If a board vacancy is likely to occur, then the committee considers candidates, including those known to the directors as well as candidates recommended by management, search firms, shareholders and other sources. The committee members conduct the initial evaluation of prospective directors and, if appropriate, follow-up by gathering information on the candidates from third parties. The board of directors as a whole then evaluates the candidates and make the final decision of who to nominate.

        When it seeks nominees for directors, the committee looks for candidates who it believes will make contributions to the board's operations and will represent the interests of Biotel's shareholders. The committee generally considers a number of criteria when it is identifying and selecting candidates, such as past accomplishments; expertise in areas important to Biotel's success; personal qualities; and whether the prospective candidate has ample time to devote to Biotel's affairs and will likely interact well with the other board members.

STRATEGIC AND LONG RANGE PLANNING COMMITTEE


        Spencer M. Vawter (Chairperson), L . John Ankney and B. Steven Springrose are the current members of Biotel's strategic and long range planning committee. The purpose of the committee is to analyze and suggest strategies to develop and enhance the long-term shareholder value and liquidity of Biotel.

DIRECTOR COMPENSATION

        Upon an initial election to the board of directors, each of the directors receives a one-time option grant of 10,000 shares of common stock. The chairman of the board of directors receives additional annual compensation of $12,000 for board services. The other non-employee directors each receive additional annual compensation of $4,000 for board services, including any committee service. B. Steven Springrose, the only employee director, does not receive any compensation other than his compensation package as an employee of Biotel and the initial stock option grant. The directors are also reimbursed for travel, lodging and other reasonable expenses incurred in attending board of directors or committee meetings.

        In October 2002, L. John Ankney received options covering 10,000 shares of Biotel common stock as consideration for his additional duties as the chairperson of the compensation committee. In July 2003, Spencer M. Vawter received options covering 16,000 shares of Biotel common stock as consideration for additional duties as the chairperson of the strategic long range planning committee.

ITEM 6. EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

        The following table presents summary information for the three fiscal years ended June 30, 2004, June 30, 2003 and June 30, 2002 concerning the compensation earned by our Chief Executive Officer and other executive officers whose salary and bonus were in excess of $100,000, including Biotel's former Chief Executive Officer.

                                                ANNUAL COMPENSATION                       LONG-TERM COMPENSATION
                                                                                                  AWARDS
                              ------------------------------------------------------------------------------------
NAME AND PRINCIPAL              FISCAL       SALARY        BONUS         OTHER (1)        SECURITIES UNDERLYING
POSITION                         YEAR          ($)          ($)             ($)                OPTIONS (#)
------------------------------------------------------------------------------------------------------------------
B. Steven                        2004       $119,977       $9,674             --                   80,000
Springrose (2)                   2003        $21,031           --             --                       --
President and
Chief Executive
Officer of Biotel

Ronald G. Moyer (3)              2003        $87,873           --             --                       --
Chief Executive                  2002       $140,600           --             --                       --
Officer of Biotel

Harold A.                        2004        $96,369      $12,887         $6,000                       --
Strandquist(4)                   2003        $96,312                      $3,000                       --
Chief Executive                  2002        $33,577                          --                   24,000
Officer of Braemar

Carroll L. Turner                2004       $100,000      $16,250         $6,000                       --
Chief Executive                  2003       $100,000           --         $6,000                       --
Officer of                       2002        $94,173           --         $6,000                   42,000
Advanced Biosensor
and Carolina Medical
                              ------------------------------------------------------------------------------------

-----------------------
(1)  Amounts reflect auto allowance.
(2) Mr. Springrose served as Interim Chief Executive Officer of Biotel from January 31, 2003 through June 30, 2003, at which time he was appointed as the President and Chief Executive Officer.
(3)  Mr. Moyer served as Biotel's Chief Executive Officer through January 26,
     2003.
(4) Mr. Strandquist became employed at Braemar on February 1, 2002 and began serving as Braemar's Chief Executive Officer on November 1, 2002.
-----------------------

OPTION GRANTS DURING YEAR END JUNE 30, 2004

        The following tables summarize the stock option grants during fiscal year 2004 to the named executive officers and the value of all options held by the named executive officers as of June 30, 2004. No options were exercised during fiscal year 2004 by such individuals.

                  OPTION GRANTS DURING YEAR ENDED JUNE 30, 2004

                                                             PERCENT OF TOTAL OPTIONS
                                    NUMBER OF SECURITIES       GRANTED TO EMPLOYEES       EXERCISE
                                         UNDERLYING           DURING YEAR ENDED JUNE    PRICE ($/SH)   EXPIRATION
  NAME                                OPTIONS GRANTED                30, 2004                             DATE
  ------------------------------------------------------------------------------------------------------------------
  B. Steven Springrose                   80,000 (1)                   76.2%                $0.625       06/30/08

----------------------
(1)    Beginning in 2003, 16,000 options vest on July 1 of each year.
----------------------

         AGGREGATED OPTION EXERCISES DURING YEAR ENDED JUNE 30, 2004
                       AND OPTION VALUES AT JUNE 30, 2004

                                                              NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                              VALUE        UNDERLYING OPTIONS AT JUNE    IN-THE-MONEY OPTIONS AT JUNE
                            SHARES ACQUIRED   REALIZED            30, 2004 (#)                 30, 2004 ($) (2)
NAME                        ON EXERCISE (#)      ($) (1)   EXERCISABLE / UNEXERCISABLE    EXERCISABLE / UNEXERCISABLE
-----------------------------------------------------------------------------------------------------------------------
B. Steven Springrose              --              --              26,000/64,000                 $35,650/$81,600

Harold A. Strandquist             --              --                24,000/0                       $30,600/0

Carroll L. Turner                 --              --                72,000/0                      $53,550/$0

----------------------
(1) The value realized is determined by multiplying the number of shares exercised by the favorable difference between the exercise price per share and the closing bid price per share on the date of exercise.
 (2) The value of unexercised in-the-money options is determined by multiplying the number of shares subject to such options by the favorable difference between the exercise price per share and $1.90, the closing price per share on June 30, 2004.
----------------------

EMPLOYMENT AGREEMENTS

        There are no employment agreements in effect for any of the executive officers named in the Summary Compensation Table. Carroll L. Turner has a severance package in which he will receive $100,000 and a year of health insurance premium coverage in the event his employment with Biotel is terminated.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Carolina Medical leases its facilities pursuant to a five-year lease agreement with King Investment Partners, an entity in which C. Roger Jones, a director, is a partner. Total rent expense to King Investment Partners was $50,400 and $47,400 for the fiscal years ended June 30, 2004 and June 30, 2003, respectively. The lease expires on April 31, 2008.

        In September 2002, we issued a promissory note to Ronald Ordway (a greater than 5% shareholder) in the principal amount of $500,000. The note accrued interest at an annual rate of 12%. This rate reflects a negotiated reduced interest rate for which we agreed repay the note in the form of a combination of cash and shares of our common stock. The common stock issued under this arrangement was valued at $0.375 per share. Under this agreement we issued 24,000 shares in June 2001; 12,000 shares in September 2001; 12,000 shares in December 2001; 8,000 shares in February 2002; 8,000 shares in June 2002; and 6,000 shares in March 2003. In fiscal years ended June 30, 2004 and 2003, respectively, we paid $482,000 and $18,000 to Ronald Ordway under the note. The note was repaid in its entirety in July 2003.

        In September 2002, we issued a promissory note at an annual interest rate of 9 1/2% to Bernard B. Klawans (a greater than 5% shareholder) in the principal amount of $370,000. In fiscal years ended June 30, 2004 and 2003, respectively, we paid $352,000 and $18,000 to Bernard B. Klawans under the note. The note was repaid in its entirety in March 2004.

        We believe that the transaction described above is on terms no less favorable than could be obtained from an unaffiliated third party. Future transactions with affiliates will be reviewed and approved by the Audit Committee.

ITEM 8.  DESCRIPTION OF SECURITIES

GENERAL

        Our authorized capital stock currently consists of 10,000,000 shares of common stock, par value $.01 per share, and 2,000,000 shares of preferred stock, par value $.01 per share, the rights and preferences of which may be established from time to time by our board of directors. As of September 30, 2004, there were 2,576,827 shares of common stock issued and outstanding. All of the outstanding common stock is fully paid and nonassessable. No shares of preferred stock are outstanding, and we have no current plans to issue any shares of preferred stock.

        The description of our securities below is a summary only and may be exclusive of certain information important to you. For more complete information, you should read our amended and restated articles of incorporation together with our bylaws, which are attached as exhibits to this registration statement.

COMMON STOCK

        Holders of our common stock are entitled to one vote for each share held on matters submitted to the vote of the shareholders. There are no cumulative voting rights. Accordingly, a plurality of common shares entitled to vote in any election of directors is required to elect directors standing for election. Subject to preferred stock that may be outstanding at the time, holder of our common stock are entitled to receive dividends ratably, if any, as may be declared from time to time by the board of directors out of funds legally available for such purpose.

        Upon a liquidation, dissolution or winding up of Biotel, the holders of our common stock are entitled to receive ratable, our net assets available after the payment of (a) all secured liabilities, including any then outstanding debt securities which we may have issued as of such time; (b) all unsecured liabilities, including any then unsecured debt securities which we may have issued as of such time; and (c) all liquidation preferences on any then outstanding preferred stock.

        Holders of our common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any preferred stock which we may designate and issue in the future.

PREFERRED STOCK

        Our board of directors is authorized, without further shareholder approval, to issue up to 2,000,000 shares of preferred stock in one of more series or classes of shares and to fix the rights, preferences, privileges and restrictions of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, and to fix the number of shares constituting any series and the designations of these series. These shares may have rights senior to our common stock. The issuance of preferred stock may have the effect of delaying or preventing a change in control of Biotel. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. At present, no shares of preferred stock are outstanding and we have no current plans to issue any shares of preferred stock.

STOCK OPTIONS

        Biotel has an incentive compensation plan, the Biotel 2001 Incentive Compensation Plan, under which the board of directors may grant stock options, stock appreciation rights, performance shares, cash-based awards, phantom share and share-based awards. Pursuant to the plan, the board of directors has the authority to grant up to the greater of 650,000 shares or 15% of the aggregate number of outstanding shares prior to a grant. The Biotel 2001 Incentive Compensation Plan was approved by the shareholders on December 12, 2001.

        Under the plan, as of September 30, 2004, we have issued 553,000 stock options to purchase shares of common stock, of which 22,000 options have been exercised and 531,000 remain outstanding. Options have been issued to certain officers, directors and employees, at exercise prices ranging from approximately $0.375 to $2.00 per share. Of the 531,000 issued and outstanding options, 312,250 options have vested as of September 30, 2004.

MINNESOTA CONTROL SHARE ACQUISITION ACT

        Biotel is governed by the provisions of sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. In general, section 302A.671 provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved in a prescribed manner. A "control share acquisition" is an acquisition, directly or indirectly, of the beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more of the election of directors. In general, section 302A.673 prohibits a public Minnesota corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless a business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who is the beneficial owner, directly or indirectly, of 10% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and at any time within four years prior to the date in question was a beneficial owner, directly or indirectly, of 10% of more of the corporation's voting stock.

DIVIDENDS

        We have not during our last three fiscal years, and have no present intention of paying any cash dividends on our shares in the forseeable future. The payment of dividends, if any, in the future, rests within the discretion of our board of directors and will depend, among other things, upon our earnings, our capital requirements and our financial condition, as well as other relevant facts.

TRANSFER AGENT AND REGISTRAR

        The transfer agent for our stock is KG Gelhard and Co., 243 Tulpehocken Avenue, Elkins Park, Pennsylvania 19027. Its phone number is (215) 886-6966.

                                    PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        Our common stock is traded on the Pink Sheets under the symbol BTEL. The reported high and low bid prices for the fiscal quarters for the past two fiscal years ending June 30 and the quarter ending September 30, 2004 are set forth in the table below, as reported by Yahoo! These quotations represent prices between dealers and do not include retail markup, markdown or commission and may not represent actual transactions.

        FISCAL 2003                            LOW            HIGH
        -----------                            ---            ----
        First Quarter                         $0.21           $0.26
        Second Quarter                        $0.25           $0.28
        Third Quarter                         $0.26           $0.26
        Fourth Quarter                        $0.25           $0.26

        FISCAL 2004                            LOW            HIGH
        -----------                            ---            ----
        First Quarter                         $0.26           $0.26
        Second Quarter                        $0.26           $2.00
        Third Quarter                         $2.00           $4.00
        Fourth Quarter                        $1.75           $2.25

        FISCAL 2005                            LOW            HIGH
        -----------                            ---            ----
        First Quarter                         $1.75           $2.50

        As of September 30, 2004, we had approximately 404 shareholders of record of our common stock. We have not paid any cash or other dividends during our last three fiscal years, and we currently have no intention to pay dividends. The payment of dividends, if any, in the future, rests within the discretion of our board of directors and will depend, among other things, upon our earnings, our capital requirements and our financial condition, as well as other relevant facts.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER BIOTEL EQUITY COMPENSATION PLANS

        The following table sets forth certain information about Biotel common stock that may be issued upon exercise of options as of June 30, 2004, under the Biotel 2001 Incentive Compensation Plan, which is Biotel's only equity compensation plan. The board of directors grants qualified and non-qualified stock options to purchase shares of Biotel common stock to all eligible participants, which includes officers, directors and employees. Option prices of grants are not less than the fair market value of Biotel common stock at grant dates.

                                                                                         NUMBER OF
                                                                                        SECURITIES
                                                                                         REMAINING
                                                                                       AVAILABLE FOR
                                              NUMBER OF                               FUTURE ISSUANCE
                                           SECURITIES TO BE                            UNDER EQUITY
                                             ISSUED UPON        WEIGHTED AVERAGE    COMPENSATION PLANS
                                             EXERCISE OF        EXERCISE PRICE OF       (EXCLUDING
                                             OUTSTANDING           OUTSTANDING          SECURITIES
                                          OPTIONS, WARRANTS     OPTIONS, WARRANTS      REFLECTED IN
                                              AND RIGHTS           AND RIGHTS           COLUMN (A))
---------------------------------------  -------------------  --------------------  ------------------
                                                 (a)                   (b)                   (c)
Equity compensation plans approved by
     security holders                          326,000                 $0.61             324,000

Equity compensation plans not approved
     by securities holders                       --                    --                   --
                                         -------------------  --------------------  ------------------
Total                                          326,000                 $0.61             324,000
                                         ===================  ====================  ==================


ITEM 2.   LEGAL PROCEEDINGS

        There are no legal proceedings affecting Biotel or its subsidiaries.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

        We have had no disagreements with our independent accountant nor any change in our independent accountant during our last three fiscal years.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

        In January 2004, we issued 10,000 shares of common stock to an individual in exchange for $3,750 in connection with a stock option exercise; and issued 12,000 shares of common stock to another individual in exchange for $4,500 in connection with a stock option exercise. Both options were issued under the Biotel 2001 Incentive Compensation Plan. For both transactions, Biotel relied on the federal securities exemption in Rule 701.

        As consideration for reducing the interest rate under a promissory note given to one of our shareholders, Biotel agreed to repay the note in the form of a combination of cash and shares of our common stock. The common stock issued under this arrangement was valued at $0.375 per share. Under this agreement we issued 24,000 shares in June 2001; 12,000 shares in September 2001; 12,000 shares in December 2001; 8,000 shares in February 2002; 8,000 shares in June 2002; and 6,000 shares in March 2003. These stock issuances were exempt from registration under Section 4(6) of the Securities Act of 1933.

PART II.  ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

DIRECTOR LIABILITY

        Our amended and restated articles of incorporation limit the liability of our directors. Specifically, directors of Biotel will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except liability for (a) any breach of the director's duty of loyalty to Biotel or its shareholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) corporate distributions which are in contravention of restrictions in the Minnesota Business Corporation Act, Biotel's articles of incorporation or bylaws, or any agreement to which Biotel is a party; (d) violations of Minnesota's securities laws; (e) any transaction from which the director derives an improper personal benefit; or (f) any act or omission occurring prior to the effective date of the provision in the Biotel's articles of incorporation eliminating or limiting liability. Our articles of incorporation also provide that if the Minnesota Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the our directors will be eliminated or limited to the fullest extent permitted by the Minnesota Business Corporation Act, as so amended.

INDEMNIFICATION

     Section 302A.521 of the Minnesota Business Corporation Act provides that, unless prohibited or limited by a corporation's articles of incorporation or bylaws, the corporation must indemnify its current or former officers, directors, employees and agents against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement which, in each case, were incurred in connection with actions, suits or proceedings in which such persons are parties by reason of the fact that they are or were an officer, director, employee or agent of the corporation, if they (a) have not been indemnified by another organization; (b) acted in good faith; (c) received no improper personal benefit; (d) in the case of a criminal proceeding had no reasonable cause to believe the conduct was unlawful; and (e) reasonably believed that the conduct was in the best interests of the corporation. Section 302A.521 also permits a corporation to purchase and maintain insurance on behalf of its officers, directors, employees and agents against any liability which may be asserted against, or incurred by, such persons in their capacities as officers, directors, employees and agents of the corporation, whether or not the corporation would have been required to indemnify the person against the liability under the provisions of such section. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights.

     Our bylaws also provide that any of our directors, officers or employees shall be indemnified by Biotel in accordance with, and to the fullest extent permitted by, the provisions of the Minnesota Business Corporation Act, as amended from time to time.

        Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of Biotel pursuant to the foregoing provisions, or otherwise, Biotel has been advised by counsel that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable.

PART F/S.

        See consolidated financial statements beginning on page F-1 of this registration statement.

PART III.  INDEX TO EXHIBITS


       EXHIBIT
       NUMBER          DESCRIPTION OF DOCUMENT
       -------         -----------------------
         3.1           Amended and Restated Articles of Incorporation of Biotel Inc.*
         3.2           Bylaws of Biotel Inc.*
         4.1           Specimen Common Stock Certificate.*
        10.1           Lease Agreement dated July 26, 1994 between Northwestern National Life Insurance Company and
                       Carlisle Corporation, as amended, supplemented and assigned.*
        10.2           Commercial Lease Agreement dated May 1, 2003 between Carolina Medical, Inc. and King
                       Investment Partners.*
        10.3           Lease Agreement dated October 18, 2001 between Advanced Biosensor, Inc. and T & LA
                       Partnership of South Carolina, as amended.*
        10.4           Office Lease dated January 19, 2004 between Bannockburn Executive Plaza, L.L.C. and Agility
                       Centralized Research Services, LLC.*
        10.5           Asset Purchase Agreement among Biotel Inc., ACRS Acquisition Company, Daniel Pawlik and Agility
                       Centralized Research Services, LLC (a portion of a schedule to this agreement has been omitted pursuant to a request for confidential treatment).*
        10.6           OEM Purchase Agreement by and between Philips Medical Systems and Braemar, Inc. dated
                       September 1, 2003
        11.1           Statement regarding computation of per share earnings.*
        21.1           Subsidiaries of Biotel Inc.*

*Previously filed with Form 10-SB on October 14, 2004, Commission File No. 0-50914.

                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on December 27, 2004.


                                  Biotel Inc.



                                  By /s/ B. Steven Springrose
                                     -------------------------------------------
                                     B. Steven Springrose
                                     Its:  President and Chief Executive Officer

                          BIOTEL INC. AND SUBSIDIARIES

                             REPORT ON CONSOLIDATED
                              FINANCIAL STATEMENTS

                               FOR THE YEARS ENDED
                             JUNE 30, 2004 AND 2003

                          BIOTEL INC. AND SUBSIDIARIES


                                    CONTENTS


                                                                            PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                      1

FINANCIAL STATEMENTS
     Consolidated balance sheets                                             2
     Consolidated statements of operations                                   3
     Consolidated statements of stockholders' equity                         4
     Consolidated statements of cash flows                                   5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                              6 - 17

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Board of Directors and Stockholders
BIOTEL INC. AND SUBSIDIARIES
Columbia, South Carolina


     We have audited the accompanying consolidated balance sheets of BIOTEL INC. AND SUBSIDIARIES (the Company) as of June 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Biotel Inc. and Subsidiaries as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Elliott Davis LLC



September 22, 2004
Columbia, South Carolina




                               www.elliotdavis.com

                          BIOTEL INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                 JUNE 30,
                                                                         -------------------------
                                                                            2004           2003
                                                                         -----------   -----------
                                     ASSETS
CURRENT ASSETS
    Cash and cash equivalents                                            $   118,118   $     2,487
    Trade accounts receivable, net of allowance
       for doubtful accounts of $77,537 and $43,125                        1,708,040     1,050,955
       at June 30, 2004 and 2003, respectively
    Inventories                                                            1,285,171     1,194,802
    Deferred tax asset                                                       335,667       131,250
    Life insurance proceeds receivable                                            --       500,000
    Prepaids                                                                  41,337        98,599
                                                                         -----------   -----------
            Total current assets                                           3,488,333     2,978,093
                                                                         -----------   -----------
PROPERTY AND EQUIPMENT, NET                                                  334,092       394,370
                                                                         -----------   -----------
OTHER ASSETS
    Goodwill                                                                 695,551       695,551
    Other                                                                     30,678        56,134
                                                                         -----------   -----------
                                                                             726,229       751,685
                                                                         -----------   -----------
                                                                         $ 4,548,654   $ 4,124,148
                                                                         ===========   ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
    Revolving line of credit                                             $        --   $    17,788
    Current portion of notes payable                                         223,843       353,649
    Trade accounts payable                                                   570,598       550,002
    Accrued payroll and related liabilities                                  248,323       250,193
    Deferred service contract revenue                                        190,600       231,572
    Income taxes payable                                                      99,950        15,865
    Other                                                                    150,881       172,865
                                                                         -----------   -----------
            Total current liabilities                                      1,484,195     1,591,934
LONG TERM DEBT
    Notes payable                                                            680,017     1,301,140
                                                                         -----------   -----------
COMMITMENTS AND CONTINGENCIES (SEE NOTES 8 AND 9)
            Total liabilities                                              2,164,212     2,893,074
                                                                         -----------   -----------
STOCKHOLDERS' EQUITY
    Common stock, $.01 stated value; 10,000,000 shares
       authorized; 2,576,827 and 2,554,827 shares issued, respectively        25,768        25,548
    Additional paid-in capital                                             1,912,179     1,904,149
    Retained earnings (deficit)                                              446,495      (698,623)
                                                                         -----------   -----------
                                                                           2,384,442     1,231,074
                                                                         -----------   -----------
                                                                         $ 4,548,654   $ 4,124,148
                                                                         ===========   ===========

                 See notes to consolidated financial statements which are an integral part of these financial statements.

                          BIOTEL INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        FOR THE YEARS ENDED
                                                             JUNE 30,
                                                    --------------------------
                                                       2004           2003
                                                    -----------    -----------
SALES AND SERVICES                                  $ 9,309,290    $ 8,416,740
COST OF SALES AND SERVICES                            4,992,434      4,510,764
                                                    -----------    -----------
GROSS PROFIT                                          4,316,856      3,905,976
                                                    -----------    -----------
OPERATING EXPENSES
    Selling and administrative expenses               2,097,125      2,062,816
    Research and development                          1,056,609      1,269,060
                                                    -----------    -----------
       Total operating expenses                       3,153,734      3,331,876
                                                    -----------    -----------
INCOME FROM OPERATIONS                                1,163,122        574,100
                                                    -----------    -----------
OTHER INCOME (EXPENSE)
    Interest income                                       2,838         19,947
    Interest expense                                   (119,243)      (176,757)
    Miscellaneous                                         1,629          3,748
    Life insurance proceeds                                  --        500,000
                                                    -----------    -----------
       Total other income (expense)                    (114,776)       346,938
                                                    -----------    -----------
NET INCOME BEFORE
    PROVISION FOR INCOME TAXES                        1,048,346        921,038

PROVISION (CREDIT) FOR INCOME TAXES                     (96,772)        15,753
                                                    -----------    -----------

NET INCOME                                          $ 1,145,118    $   905,285
                                                    ===========    ===========

INCOME PER COMMON SHARE
    Basic                                           $      0.45    $      0.35
                                                    ===========    ===========
    Diluted                                         $      0.42    $      0.35
                                                    ===========    ===========














                 See notes to consolidated financial statements which are an integral part of these financial statements.

                          BIOTEL INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED JUNE 30, 2004 AND 2003

                                                        COMMON STOCK           ADDITIONAL     RETAINED
                                                   ------------------------      PAID-IN      EARNINGS
                                                     AMOUNT        SHARES        CAPITAL      (DEFICIT)        TOTAL
                                                   -----------   -----------   -----------   -----------    -----------
Balance, June 30, 2002                             $    25,488     2,548,827   $ 1,900,459   $(1,603,908)   $   322,039
    Issuance of common stock as additional
       consideration on stockholder note payable            60         6,000         3,690            --          3,750
    Net income                                              --            --            --       905,285        905,285
                                                   -----------   -----------   -----------   -----------    -----------
Balance, June 30, 2003                                  25,548     2,554,827     1,904,149      (698,623)     1,231,074
    Issuance of common stock                               220        22,000         8,030            --          8,250
    Net income                                              --            --            --     1,145,118      1,145,118
                                                   -----------   -----------   -----------   -----------    -----------
Balance, June 30, 2004                             $    25,768     2,576,827   $ 1,912,179   $   446,495    $ 2,384,442
                                                   ===========   ===========   ===========   ===========    ===========





















                 See notes to consolidated financial statements which are an integral part of these financial statements.

                          BIOTEL INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                            FOR THE YEARS ENDED
                                                                                  JUNE 30,
                                                                         --------------------------
                                                                            2004            2003
                                                                         -----------    -----------
OPERATING ACTIVITIES
    Net income                                                           $ 1,145,118    $   905,285
    Adjustments to reconcile net income to net cash
       provided by operating activities
         Depreciation                                                        151,085        165,523
         Deferred income tax                                                (204,417)            --
         Provision for (recovery of) doubtful accounts                        34,412        (50,190)
         Decrease of inventory valuation allowance                           (58,067)      (175,572)
         Loss on disposal of assets                                            4,259          2,989
         Issuance of common stock as additional consideration on
           stockholder note payable                                               --          3,750
         Changes in deferred and accrued amounts
            Trade accounts receivable                                       (691,497)        86,194
            Life insurance proceeds receivable                               500,000       (500,000)
            Prepaids                                                          57,262         11,150
            Inventories                                                      (32,302)       (32,024)
            Other assets                                                      25,456          3,701
            Trade accounts payable                                            20,596        102,713
            Accrued payroll and related liabilities                           (1,870)        67,436
            Other accrued expenses                                           (21,984)       (16,705)
            Deferred service contract revenue                                (40,972)       (80,510)
            Income taxes payable                                              84,085          3,467
                                                                         -----------    -----------
               Net cash provided by operating activities                     971,164        497,207
                                                                         -----------    -----------
INVESTING ACTIVITIES
    Purchases of property and equipment                                      (95,066)      (325,369)
                                                                         -----------    -----------
               Net cash used for investing activities                        (95,066)      (325,369)
                                                                         -----------    -----------
FINANCING ACTIVITIES
    Proceeds from issuance of common stock                                     8,250             --
    Proceeds from (payments towards) revolving line of credit                (17,788)        17,788
    Proceeds from debt                                                       897,049        250,000
    Payments of long-term debt                                            (1,647,978)      (714,272)
                                                                         -----------    -----------
               Net cash used for financing activities                       (760,467)      (446,484)
                                                                         -----------    -----------
               Net increase (decrease) in cash and cash equivalents          115,631       (274,646)
CASH AND CASH EQUIVALENTS,
    BEGINNING OF YEAR                                                          2,487        277,133
                                                                         -----------    -----------
CASH AND CASH EQUIVALENTS,
    END OF YEAR                                                          $   118,118    $     2,487
                                                                         ===========    ===========
CASH PAID FOR
    Interest                                                             $   122,292    $   176,352
                                                                         ===========    ===========
    Income taxes                                                         $    24,000    $     8,593
                                                                         ===========    ===========
NONCASH FINANCING ACTIVITIES
    Issuance of common stock in accordance with note payable agreement   $        --    $     3,750
                                                                         ===========    ===========

                 See notes to consolidated financial statements which are an integral part of these financial statements.

                          BIOTEL INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - NATURE OF BUSINESS AND CORPORATE ORGANIZATION

       Biotel Inc. (Parent Company) and Subsidiaries (the Company) includes the wholly owned subsidiaries of Braemar, Inc., Carolina Medical, Inc., and Advanced Biosensor Inc. Braemar, Inc. designs, manufactures and services diagnostic cardiology devices including 24- and 48-hour Holter recorders and 30-day cardiac ECG event recorders. Carolina Medical, Inc. manufactures and services components used in liposuction treatments and diagnostic equipment used in ultrasound imaging and blood flow measurement. Braemar, Inc. and Carolina Medical, Inc. primarily sell to original equipment manufacturing (OEM) customers who use the Company's products as components in their medical product lines. Advanced Biosensor Inc. designs diagnostic Holter software which it integrates and sells in combination with Braemar recorders and other cardiopulmonary diagnostic equipment to end-users in hospitals and clinics.

       The Company's sales consist of national and international sales.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       PRINCIPLES OF CONSOLIDATION
         The consolidated financial statements include the accounts of Biotel Inc. and its wholly owned subsidiaries (collectively, the Company). Significant intercompany accounts and transactions are eliminated in consolidation.

       MANAGEMENT ESTIMATES
         Management uses estimates and assumptions in preparing consolidated financial statements. Those estimates and assumptions may affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenues and expenses. Significant estimates used in preparing these consolidated financial statements include those assumed in computing the allowance for doubtful receivable accounts, inventory valuation allowances and warranty reserves. Actual results could differ from those estimates.

       CONCENTRATIONS OF CREDIT RISK
         At times the Company maintains bank deposits in excess of the federally insured limit. Management monitors the soundness of these financial institutions and feels the Company's risk is negligible.

         The Company sells its products to customers on credit in the ordinary course of business. A customer's credit history is reviewed and must meet certain standards before credit is extended. The Company


                                      F-8                            (CONTINUED)
         establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

       ADVERTISING AND MARKETING
         The Company follows the policy of charging the costs of advertising, except for costs associated with direct response advertising, to operating expenses as incurred. The costs of direct-response advertising, which includes printing and mailing costs, are capitalized and amortized over the period during which future benefits are expected to be received, which is typically 12 months or less. At June 30, 2004 and 2003, capitalized advertising costs totaled $6,166 and $3,909, respectively. During the years ended June 30, 2004 and 2003, advertising expenses totaled approximately $60,000 and $94,000, respectively.















                                      F-9                            (CONTINUED)

       INVENTORIES
         Inventories are valued at the lower of cost (using the average and first-in first-out cost methods) or market. Company management periodically reviews inventory for specific future usage, and estimates of impairment of individual inventory items are recorded as a reserve to reduce inventories to the lower of cost or market.

       MARKETABLE SECURITIES
         The Company has investments in securities which are classified as available for sale in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. Securities classified as available-for-sale are reported at fair value, with unrealized gains and losses reported as a separate component of comprehensive income and stockholders' equity. Realized gains and losses on the disposition of securities and declines in value judged to be other than temporary are computed on the specific identification method and included in income. The securities have been valued based on the quoted market price for the stock.

       PROPERTY AND EQUIPMENT
         Property, equipment and leasehold improvements are recorded at cost. Depreciation is calculated using the straight-line or declining-balance methods over estimated useful lives of three to ten years for equipment, three to five years for automobiles and two to thirty-one years for leasehold improvements. Maintenance and repairs which do not improve or extend the useful lives of assets are charged to expense as incurred.

       GOODWILL
         The Company accounts for the purchase price in excess of tangible assets in accordance with SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. The goodwill arose from the acquisition of Braemar, Inc. Goodwill is deemed to have an indefinite useful life and is subject to impairment tests performed at least annually. During 2004 and 2003, such tests of goodwill determined the recorded goodwill had not been impaired.

       SERVICE CONTRACTS
         Amounts billed to customers for service contracts are recognized as income over the term of the agreements, and the associated costs are recognized as incurred. At June 30, 2004 and 2003, current liabilities include service contract revenue deferrals of $190,600 and $231,572, respectively.

       WARRANTY RESERVE
         The Company offers warranties of up to a year to its customers depending on the specific product sold. The Company's warranties require it to repair or replace defective products during the warranty period at no cost to the customer. The Company records a liability for estimated costs that may be incurred under its warranties based on recorded sales. Although historical warranty costs have been within expectations, there can be no assurance that future warranty costs will not exceed historical amounts. The Company periodically assesses the adequacy of its recorded liability and adjusts the balance as necessary. At June 30, 2004 and 2003, the warranty reserve totaled $98,316 and $103,773, respectively, and is included in other liabilities. The following is a reconciliation of the aggregate warranty liability as of June 30, 2004:

               Balance, June 30, 2003:                                $ 103,773
               Claims paid                                              (67,391)
               Additional warranties issued and revisions in
                 estimates of previously issued warranties               61,934
                                                                      ---------
               Balance, June 30, 2004                                 $  98,316
                                                                      =========


                                      F-10                           (CONTINUED)

       REVENUE RECOGNITION
         Revenues from medical equipment and software sales are recognized at date of shipment when title passes to the customer. There are no customer acceptance provisions, and the right to return exists only in cases of damaged product or non-compliance with customer specifications.

         The Company's revenue recognition complies with the accounting and disclosure requirements of Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101.

       INCOME PER COMMON SHARE
         Income per common share amounts are calculated under the provisions of SFAS No. 128, EARNINGS PER SHARE. SFAS No. 128 requires the Company to report both basic earnings per share, which is based on the weighted-average number of common shares outstanding, and diluted earnings per share, which is based on the weighted-average number of common shares outstanding plus all potential dilutive shares outstanding.

       STOCK OPTIONS PLANS
         The Company has elected to account for its stock-based compensation under the disclosure-only provisions of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. Accordingly, the Company accounts for its employee stock option plan under the provisions of Accounting Principles Board Opinion (APB) No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, for the measurement and recognition of its stock-based compensation. Under the provisions of APB No. 25, the Company recognized no compensation expense related to options granted. However, SFAS No. 123 requires the Company to disclose pro forma information regarding option grants made to its employees and board of directors. SFAS No. 123 specifies certain valuation techniques that produce estimated compensation charges that are included in the pro forma results below.

         SFAS No. 123 pro forma amounts are as follows for the years ended June 30, 2004 and 2003:

                                                       2004            2003
                                                     -----------     ---------
         Net income, as reported                     $ 1,145,118     $ 905,285
         Less: Total stock-based employee
         compensation expense determined under
         fair-value based method for all
         awards, net of related tax effects              (14,634)      (28,009)
                                                     -----------     ---------

         Pro forma net income                        $ 1,130,484     $ 877,276
                                                     ===========     =========
         Pro forma basic income per share            $      0.44     $    0.35
                                                     ===========     =========
         Pro forma diluted income per share          $      0.42     $    0.35
                                                     ===========     =========
         Basic income per share as reported          $      0.45     $    0.35
                                                     ===========     =========
         Diluted income per share as reported        $      0.42     $    0.35
                                                     ===========     =========

         Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. For the options issued, the following weighted average assumptions were used for the years ending June 30, 2004 and 2003: risk-free interest rate based on date of issuance of 3.72% and 4.98%, respectively, no expected dividends, a volatility factor of 229.35 and 247.96, respectively, an expected life of the options of 5-10 years (amortized over vesting period) and expected vesting of the options at 100%. Using these assumptions, the total value of stock options and rights to receive stock granted in 2004 and 2003, to be recognized over the vesting period, was $55,310 and $4,409, respectively.


                                      F-11                           (CONTINUED)

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of Biotel Inc.'s options.

       RESEARCH AND DEVELOPMENT
         Research and development costs are charged to operations as incurred. These costs are for proprietary research and development activities that are expected to contribute to the future profitability of the Company.

       INCOME TAXES
         Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes relate primarily to differences between financial and income tax reporting for the basis of inventory, accounts receivable, property and equipment and accrued liabilities. The deferred tax accounts represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes may also be recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount management expects is more likely than not to be realized.

       CASH AND CASH EQUIVALENTS
         The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

       RECLASSIFICATIONS
         Certain amounts in the 2003 consolidated financial statements have been reclassified to conform to the 2004 presentation.

       RECENTLY ISSUED ACCOUNTING STANDARDS
         The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

         In April 2003, the FASB issued SFAS No. 149, AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FIN 45, and amends certain other existing pronouncements. The pronouncement was generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have any impact on the financial condition or operating results of the Company.


                                      F-12                           (CONTINUED)

         In May 2003, the FASB issued SFAS No. 150, ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires an issuer to classify certain financial instruments that include certain obligations, such as mandatory redemption, repurchase of the issuer's equity, or settlement by issuing equity, previously classified as equity, as liabilities or assets in come circumstances. SFAS No. 150 was generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have any impact on the financial condition or operating results of the Company.

         In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS. FIN 45 elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees and warranties that it has issued. FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee. The initial recognition requirements of FIN 45 were effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements for periods ending after December 15, 2002. The adoption of FIN 45 did not have any impact on the Company's financial position or results of operations.

         In January 2003, the FASB issued Interpretation No. 46, (FIN 46), CONSOLIDATION OF VARIABLE INTEREST ENTITIES, Which addresses consolidation by business enterprises of variable interest entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN 46 provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN 46 applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements applied to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements applied to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 did not have any impact on the Company's financial position or results of operations.

         Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 3 - AVAILABLE FOR SALE SECURITIES
   At June 30, 2000, Biotel Inc. owned a 46% interest in ADVA International, Inc. (ADVA), (previously Advanced Medical Products, Inc., AMP), an unconsolidated subsidiary. Prior to 2000, this subsidiary was consolidated with Biotel Inc. However, when the Company's interest in this subsidiary decreased to below 50% during 2000, Biotel Inc. suspended the practice of consolidation and began accounting for this subsidiary using the equity method of accounting. During 2001, ADVA was involved in a reverse merger transaction which reduced the Company's ownership to approximately 2.5%, at which point the Company began to account for this marketable security in accordance with Financial Accounting Standards No. 115. At June 30, 2004 and 2003, the Company reduced this investment to its fair market value of $0 based on quoted market prices. The Company's cost basis in this stock was zero at June 30, 2004 and 2003.


                                      F-13                           (CONTINUED)

NOTE 4 - INVENTORIES

       As of June 30, 2004 and 2003, inventories consist of the following:
                                                      2004              2003
                                                  -----------       -----------
         Raw materials and supplies               $ 1,089,151       $ 1,084,248
         Work in process                              141,732           125,944
         Finished goods                               298,088           289,125
         Evaluation units and replacements             21,822            19,174
                                                  -----------       -----------
                                                    1,550,793         1,518,491
         Valuation allowance                         (265,622)         (323,689)
                                                  -----------       -----------
                                                  $ 1,285,171       $ 1,194,802
                                                  ===========       ===========


NOTE 5 - PROPERTY AND EQUIPMENT

       As of June 30, 2004 and 2003, property and equipment consist of the following:
                                                     2004              2003
                                                 ------------      ------------
         Machinery and equipment                 $  2,031,142      $  1,997,234
         Vehicles                                       4,680             4,680
         Furniture and fixtures                        75,483            75,483
         Leasehold improvements                        37,601            37,600
                                                 ------------      ------------
                                                    2,148,906         2,114,997
         Accumulated depreciation                  (1,814,814)       (1,720,627)
                                                 ------------      ------------
                                                 $    334,092      $    394,370
                                                 ============      ============

NOTE 6 - LONG-TERM DEBT

       As of June 30, 2004 and 2003, long-term debt consists of the following:

       BANK                                                                                 2004                2003
                                                                                        -------------       -------------
       Term loan with bank, payable in monthly installments of $20,527 including interest at the prime rate (4.25% at June 30, 2004) plus 1.0%, due March
       26, 2008. This loan is collateralized by a first lien on principally all
       Company assets and a $35,000 personnel guarantee by the Company's Chief
       Executive Officer.                                                                   $ 857,647       $          -

       Term loan with bank, payable in monthly installments of $15,550, including interest at prime rate plus 1.25%, due April 10, 2007. This loan was collateralized by a first lien on principally all Company
       assets. Loan was paid in full March 2004.                                                   -              631,626

       OTHER
       Note payable to former stockholder of subsidiary, payable in quarterly installments of $50,000 due March 31, 2004, interest payable
       quarterly at 8.0%.                                                                          -              150,000

                                      F-14                           (CONTINUED)

                                                                                                2004                2003
                                                                                        -------------       -------------
       OTHER, (CONTINUED)
       Note payable to stockholder,  annual interest of
       9.0%, due September 30, 2005.                                                           46,213              39,163

       Note payable to stockholder, payable in monthly principal installments of not less than $2,000 plus interest at 9.5% per annum, due July 1,
       2005.  Loan was paid in full March 2004.                                                    -              352,000

       Note payable to stockholder, monthly principal payments of not less than
       $3,000 per month plus annual interest of 12%, due August 15, 2004, secured by all of the stock of Braemar, Inc. and guaranteed by Biotel
       Inc. Through August 2002, as additional consideration for this note payable, the stockholder also receives 250 shares of the Company's common stock each month, for every $100,000 of loan balance
       outstanding.  Loan was paid in full July 2003.                                              -              482,000
                                                                                        -------------       -------------

                                                                                              903,860           1,654,789
       Less current maturities                                                                223,843             353,649
                                                                                        -------------       -------------
                                                                                        $     680,017       $   1,301,140
                                                                                        =============       =============

       Maturities of long-term debt are as follows for the years ending June 30:
         2005                                                                                               $     223,843
         2006                                                                                                     263,088
         2007                                                                                                     228,704
         2008                                                                                                     188,225
                                                                                                            -------------
                                                                                                            $     903,860

       The bank loan agreements contain financial and other covenants requiring the Company to provide certain financial information to the bank on a monthly and quarterly basis. The financial covenants require the Company to maintain a net worth of $1,750,000 and a debt-to-worth ratio not in excess of 2.5 to one.

       On March 29, 2004, the Company refinanced the credit line with a $750,000 line of credit with a bank. The line bears interest at the bank's prime rate (4.25% at June 30, 2004) plus 1.0% and expires March 29, 2005. No amounts were outstanding under this line of credit at June 30, 2004.

       At June 30, 2003, the Company had a $780,000 line of credit with a bank. At June 30, 2003, $17,788 was outstanding on this line. The line, bearing interest at the bank's prime rate (4.0% at June 30, 2003) plus 1.25%, expired March 31, 2004.


NOTE 7 - RELATED PARTY TRANSACTIONS

       Interest expense for related party obligations for the years ended June 30, 2004 and 2003 was $38,318 and $123,341, respectively. Accrued interest payable to related parties was $3,119 and $14,721 as of June 30, 2004 and 2003, respectively.

                                      F-15                           (CONTINUED)

       Carolina Medical, Inc. leases its land and building from an affiliated partnership under a lease agreement which expires April 30, 2008. Total rent expense to the affiliated partnership was $50,400 and $47,400 for the years ended June 30, 2004 and 2003, respectively. (See Note 8)


NOTE 8 - LEASE OBLIGATIONS

       Advanced Biosensor Inc. leases its facility under a three-year lease agreement, which will expire October 31, 2004.

       Braemar, Inc. maintains a non-cancelable operating lease for office and manufacturing space, which includes costs allocated by the lessor for property taxes, insurance and maintenance. This lease expires February 2006.

       Carolina Medical, Inc. leases its facility under a five-year lease agreement which will expire April 30, 2008.

       Future minimum lease payments due under these non-cancelable operating leases as of June 30, 2004 are as follows:

         2005                                             $     219,828
         2006                                                   144,358
         2007                                                    50,400
         2008                                                    46,200
                                                          -------------
                                                          $     460,786
                                                          =============

       Total rent expense under these operating leases was $251,137 and $243,833 for the years ended June 30, 2004 and 2003, respectively.


NOTE 9 - COMMITMENTS AND CONTINGENCIES

       Carolina Medical, Inc. is currently subject to environmental oversight by the North Carolina Division of Environmental and Natural Resources (DENR) in Surry County, North Carolina involving alleged ground water contamination coming from property that had been previously owned/or leased by Carolina Medical, Inc. Carolina Medical, Inc. has requested that DENR place this site and associated contamination in a low-risk status should the adjacent landowner, who utilizes well water, discontinue the use of its well and be placed on municipal water. The potential impact of this matter on the Company's financial statements is currently uncertain.

       Biotel Inc. maintains product liability insurance covering its subsidiaries. There are no known product liability claims, and management presently believes that there is no material risk of loss from product liability claims.


NOTE 10 - SIGNIFICANT CUSTOMER CONCENTRATIONS

       Credit sales are made to the Company's customers in the ordinary course of business. Generally, these sales are unsecured. The Company had two major customers that accounted for approximately 24% and 13% of the Company's consolidated revenues for the year ended June 30, 2004 and 32% and 7% of the Company's consolidated revenues for the year ended June 30, 2003.


                                      F-16                           (CONTINUED)

NOTE 11 - STOCK OPTIONS

       Biotel Inc. adopted an incentive compensation plan for board designated personnel on November 15, 2001 by amending the "Biosenser Corporation 1999 Incentive Compensation Plan." Options to purchase shares of the Company's common stock are granted at a price not less than 100% of the fair market value of the common stock, as determined by the Board of Directors using the best available market data, on the date the options are granted. As of June 30, 2004 and 2003, Biotel Inc. had 326,000 and 254,000 outstanding options, respectively. Currently option prices range from $.375 to $2.00 per share with a weighted average remaining contract life of 3.5 years. There were 22,000 options exercised under the plans during the year ended June 30, 2004 and there were no options exercised under these plans during the year ended June 30, 2003. Option vesting and expiration is determined by the Board of Directors at the time they are awarded. No options may be awarded with an expiration greater than ten years.

       A summary of the activity under the Company's plan is as follows:

                                                      OUTSTANDING                     EXERCISABLE
                                               --------------------------       --------------------------
                                                                 WEIGHTED                        WEIGHTED
                                                                  AVERAGE                         AVERAGE
                                   SHARES         NUMBER         EXERCISE          NUMBER        EXERCISE
                                AVAILABLE      OF SHARES            PRICE       OF SHARES           PRICE
----------------------------------------------------------------------------------------------------------
Balance at June 30, 2002           260,000       390,000    $       0.4401        135,667    $      0.4241
----------------------------------------------------------------------------------------------------------
FISCAL YEAR 2002
Granted                           (26,000)        26,000            0.6250
Forfeited                          162,000     (162,000)            0.4083
----------------------------------------------------------------------------------------------------------
Balance at June 30, 2003           396,000       254,000    $       0.3870        164,334    $      0.4591
----------------------------------------------------------------------------------------------------------
FISCAL YEAR 2003
Granted                          (121,000)       121,000             .7955
Exercised                           22,000      (22,000)             .3750
Forfeited                           27,000      (27,000)             .3750
----------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2004           324,000       326,000    $        .6125        224,000    $       .5329
==========================================================================================================

NOTE 12 - INCOME TAXES

       The components of the provision (credit) for income taxes are as follows for the years ended June 30, 2004 and 2003:
                                                         2004             2003
                                                    ----------       ----------
           Current provision for taxes              $  105,950       $   15,753
           Decrease in deferred tax credits            267,528          179,950
           Decrease in valuation allowance            (470,250)        (179,950)
                                                    ----------       ----------
              Total provision (credit)              $  (96,772)      $   15,753
                                                    ==========       ==========


                                      F-17                           (CONTINUED)

         A reconciliation of income tax at the statutory rate to the Company's effective rate is as follows:

                                                            2004        2003
                                                          -------      ------
           Computed at the federal statutory rate            34.0%       34.0%
              State income taxes                              3.3         3.3
              Life insurance proceeds                           -       (20.6)
              Net operating losses utilized                 (31.3)       (8.2)
              Decrease of valuation allowance               (16.2)          -
              Other                                           1.0        (6.8)
                                                          -------      ------
           Income tax expense - effective rate               (9.2)%       1.7%
                                                          =======      ======

       The tax effects of temporary differences that give rise to significant portions of the deferred tax accounts as of June 30, 2004 and 2003 are presented below:

                                                           2004          2003
                                                         ---------     ---------
           Deferred tax assets applicable to:
              Allowance for doubtful accounts            $  30,250     $  17,000
              Inventory reserves                           103,600       115,000
              Warranty reserves                             38,500        40,000
              Net operating loss carryforwards             251,000       615,000
              AMT tax credit                                89,367            -
              Other                                         35,950        27,500
                                                         ---------     ---------
                                                           548,667       814,500
              Less valuation allowance                     213,000       683,250
                                                         ----------    ---------
                Deferred tax asset                       $ 335,667     $ 131,250
                                                         =========     =========

        Valuation allowances are established when necessary to reduce deferred tax assets to the amount management expects is more likely than not to be realized. This determination is made annually by management based on the anticipated level of taxable income in future years. During the year ended June 30, 2004, management concluded that the $335,667 of the deferred tax asset was more likely than not to be realized in future periods and reduced the valuation allowance, which had been established in previous years, by $470,250. This conclusion was based on management's anticipation of future reversal of temporary tax differences and future taxable income to be generated from operations. At June 30, 2003, the valuation allowance, which had been established in previous years, was maintained because at that point in time, management was uncertain on how much benefit the Company would realize from the deferred tax assets. This uncertainty was due to minimal levels of current taxable income from operations, uncertainty regarding the level of future taxable income and the fact that during 2003 net operating loss carryforwards were expiring unused.

The Company has federal and state net operating loss carryovers at June 30, 2004 totaling approximately $629,000. These net operating loss carryforwards expire on various dates through 2017. The Company is not expecting to realize the benefit from the majority of these net operating loss carryforwards due to various Internal Revenue Service Code limitations relating to the origination of these losses and therefore has established a valuation allowance to reduce the related deferred tax asset to the amount that is expected to be realized.

NOTE 13 - EARNINGS PER SHARE OF COMMON STOCK

       The weighted average number of shares used in the computation of basic and diluted income per common share as of June 30, 2004 was 2,563,018 and 2,696,977, respectively. The weighted average number of shares used in the computation of basic and diluted income per share as of June 30, 2003 was 2,550,323. Options on 254,000 shares of common stock as of June 30, 2003 were not included in computing diluted earnings per share because the exercise price for the outstanding options was greater than the fair market value of the common stock and therefore was antidilutive.


NOTE 14 - EMPLOYEE BENEFIT PLANS

       Biotel Inc. has a 401(k) plan covering substantially all of its employees. Company contributions for the years ended June 30, 2004 and 2003 totaled $56,576 and $65,315, respectively.


NOTE 15 - OPERATIONS AND INDUSTRY SEGMENTS

       The Company reports on two segments of business: OEM Medical Sales and Services and Direct Medical Equipment Sales. The industry segment information corresponds with the Company's different customer and product types and therefore complies with the requirements of SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION.

       In calculating segment profit, certain corporate operating expenses incurred for the benefit of all segments are included on an allocated basis. The corporate profit amount includes non-allocable general corporate expenses, interest expense and other income, including $500,000 in life insurance proceeds for the year ending June 30, 2003.

                                                                             2004
                                      ----------------------------------------------------------------------------
                                         OEM MEDICAL          DIRECT MEDICAL
                                      SALES AND SERVICES      EQUIPMENT SALES       CORPORATE           TOTALS
                                      ------------------      ----------------    -------------    ---------------
Domestic revenues                       $     6,814,392       $      1,825,241    $          -     $     8,639,633
International revenues                          557,270                112,387               -             669,657
                                        ---------------       ----------------    -------------    ---------------
Revenues from external customers              7,371,662              1,937,628               -           9,309,290
Intersegment revenues                           327,118               (327,118)              -                  -
Interest expense                                 13,765                     -           105,478            119,243
Depreciation                                    120,475                 30,411              199            151,085
Segment profit                                  859,055                276,074            9,989          1,145,118
Goodwill                                        695,551                     -                -             695,551
Total segment assets                          3,698,443                392,029          458,182          4,548,654
Purchase of property and equipment               92,633                  2,433               -              95,066


                                      F-19                           (CONTINUED)

                                                                             2003
                                      ----------------------------------------------------------------------------
                                         OEM MEDICAL          DIRECT MEDICAL
                                      SALES AND SERVICES      EQUIPMENT SALES       CORPORATE           TOTALS
                                      ------------------      ----------------    -------------    ---------------
Domestic revenues                       $     6,080,846       $      1,574,474    $          -     $     7,655,320
International revenues                          528,819                232,601               -             761,420
                                        ---------------       ----------------    -------------    ---------------
Revenues from external customers              6,609,665              1,807,075               -           8,416,740
Intersegment revenues                           288,416               (288,416)              -                  -
Interest expense                                 89,353                     -            87,404            176,757
Depreciation                                    120,199                 44,322            1,002            165,523
Segment profit                                  430,307                (43,565)         518,543            905,285
Goodwill                                        695,551                     -                -             695,551
Total segment assets                          3,069,307                355,267          699,574          4,124,148
Purchase of property and equipment              301,550                 23,819               -             325,369

NOTE 16 - SUBSEQUENT EVENT

       Biotel Inc. purchased substantially all of the assets of Agility Centralized Research Services, LLC (Agility), effective July 1, 2004. Agility, founded in November 2003, provides 24 hour /7 days per week electrocardiogram
(ECG) data collection and management services supporting cardiac safety and therapeutic evaluation within the clinical trials of medical corporations. Agility also supplies ECG contract research services to pharmaceutical companies, contract research organizations and academic research organizations. The acquired assets were purchased for $240,000 in cash. Pursuant to the asset purchase agreement, Biotel Inc. has agreed to pay up to an additional $260,000 in cash, based upon revenues, profits and the value of contracts generated by Agility. In connection with the asset purchase, Biotel Inc. created a wholly owned subsidiary, Agility Centralized Research Service, Inc., a Minnesota corporation incorporated on July 29, 2004. The Company accounted for this transaction using the purchase method of accounting. This transaction had no impact on the June 30, 2004 financial statements.

                          BIOTEL INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                    UNAUDITED

                                                                           SEPTEMBER 30,
                                                                         2004          2003
                                                                      -----------   -----------
                                     ASSETS
CURRENT ASSETS:
  CASH AND CASH EQUIVALENTS                                           $    22,694   $    27,370
  TRADE ACCOUNTS RECEIVABLE, NET OF ALLOWANCE                           1,889,009     1,333,983
    FOR DOUBTFUL ACCOUNTS OF $80,537 AND $50,110
    AT SEPTEMBER 30, 2004 AND 2003, RESPECTIVELY
  INVENTORIES                                                           1,367,104     1,219,419
  DEFERRED TAX ASSET                                                      310,133       131,250
  OTHER CURRENT ASSETS                                                    110,600       114,079
                                                                      -----------   -----------

          TOTAL CURRENT ASSETS                                          3,699,540     2,826,101
                                                                      -----------   -----------

PROPERTY, PLANT & EQUIPMENT (NET)                                         520,159       383,395
                                                                      -----------   -----------

OTHER ASSETS:
  GOODWILL                                                                695,551       695,551
  OTHER ASSETS                                                             48,678        53,813
                                                                      -----------   -----------

          TOTAL OTHER ASSETS                                              744,229       749,364
                                                                      -----------   -----------

                                                                      $ 4,963,928   $ 3,958,860
                                                                      ===========   ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  REVOLVING LINE OF CREDIT                                            $   381,020   $   248,746
  CURRENT PORTION OF NOTES PAYABLE                                        254,627       280,925
  TRADE ACCOUNTS PAYABLE                                                  582,336       462,130
  ACCRUED PAYROLL AND RELATED LIABILITIES                                 188,223       204,656
  DEFERRED SERVICE CONTRACT REVENUE                                       184,938       219,965
  OTHER CURRENT LIABILITIES                                               164,315       169,925
  ACCRUED INCOME TAXES                                                     91,948        (2,892)
                                                                      -----------   -----------

        TOTAL CURRENT LIABILITIES                                       1,847,407     1,583,455

LONG-TERM LIABILITIES:
  NOTES PAYABLE                                                           598,690       797,641
                                                                      -----------   -----------

          TOTAL LIABILITIES                                             2,446,097     2,381,096
                                                                      -----------   -----------

STOCKHOLDERS' EQUITY:
  COMMON STOCK, $.01 STATED VALUE; 10,000,000 SHARES
    AUTHORIZED; 2,576,827 AND 2,554,827 SHARES ISSUED, RESPECTIVELY        25,768        25,548
  ADDITIONAL PAID-IN CAPITAL                                            1,912,179     1,904,149
  RETAINED EARNINGS (DEFICIT)                                             579,884      (351,933)
                                                                      -----------   -----------

          TOTAL STOCKHOLDERS' EQUITY                                    2,517,831     1,577,764
                                                                      -----------   -----------

                                                                      $ 4,963,928   $ 3,958,860
                                                                      ===========   ===========

                          BIOTEL INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                         AND COMPREHENSIVE INCOME (LOSS)
                                    UNAUDITED

                                                  FOR THE THREE MONTHS ENDED
                                                        SEPTEMBER 30,
                                                     2004           2003
                                                  -----------    -----------
SALES AND SERVICES                                $ 2,491,219    $ 2,345,729

COST OF SALES AND SERVICES                          1,361,548      1,213,483
                                                  -----------    -----------

GROSS PROFIT                                        1,129,671      1,132,246
                                                  -----------    -----------

OPERATING EXPENSES
  SELLING AND ADMINISTRATIVE EXPENSES                 666,931        502,623
  RESEARCH AND DEVELOPMENT                            252,222        251,033
                                                  -----------    -----------

    TOTAL OPERATING EXPENSES                          919,153        753,656
                                                  -----------    -----------

INCOME FROM OPERATIONS                                210,518        378,590
                                                  -----------    -----------

OTHER INCOME (EXPENSE)
  INTEREST INCOME                                           0          2,641
  INTEREST EXPENSE                                    (13,545)       (29,297)
  OTHER EXPENSE                                           (50)             0
                                                  -----------    -----------

    TOTAL OTHER INCOME (EXPENSE)                      (13,595)       (26,656)
                                                  -----------    -----------

NET INCOME BEFORE
    PROVISION FOR INCOME TAXES                        196,923        351,934

PROVISION FOR INCOME TAXES                             63,534          5,244
                                                  -----------    -----------

NET INCOME                                            133,389        346,690

RETAINED EARNINGS (DEFICIT)
     BEGINNING OF PERIOD                              446,495       (698,623)
                                                  -----------    -----------
                                                                 -----------
     END OF PERIOD                                $   579,884    $  (351,933)
                                                  ===========    ===========
INCOME PER SHARE
     BASIC                                        $      0.05    $      0.14
                                                  ===========    ===========
     DILUTED                                      $      0.05    $      0.14
                                                  ===========    ===========

                                   BIOTEL INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                    UNAUDITED

                                                                                FOR THE THREE MONTHS ENDED
                                                                                      SEPTEMBER 30,
                                                                                    2004         2003
                                                                                  ---------    ---------
OPERATING ACTIVITIES
        NET INCOME                                                                $ 133,389    $ 346,690
        ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
          PROVIDED BY OPERATING ACTIVITIES
              DEPRECIATION AND AMORTIZATION                                          49,979       36,819
              DEFERRED INCOME TAX                                                    25,534           --
              INCREASE IN ALLOWANCE FOR DOUBTFUL ACCOUNTS                             3,000        6,985
              INCREASE(DECREASE) OF INVENTORY VALUATION ALLOWANCE                    15,434      (66,796)
              NET BOOK VALUE ON DISPOSAL OF FIXED ASSETS                                 --        1,673
              CHANGES IN DEFERRED AND ACCRUED AMOUNTS
                    TRADE ACCOUNTS RECEIVABLE                                      (183,969)    (289,973)
                    LIFE INSURANCE PROCEEDS RECEIVABLE                                   --      500,000
                    PREPAID EXPENSES                                                (69,263)     (37,714)
                    INVENTORIES                                                     (97,367)      42,179
                    OTHER ASSETS                                                    (18,000)      24,515
                    TRADE ACCOUNTS PAYABLE                                           11,737      (87,871)
                    ACCRUED PAYROLL AND RELATED LIABILITIES                         (60,100)     (45,537)
                    OTHER ACCRUED EXPENSES                                           13,435       (2,941)
                    DEFERRED SERVICE CONTRACT REVENUE                                (5,662)     (11,607)
                    INCOME TAXES PAYABLE                                             (8,002)     (18,757)
                                                                                  ---------    ---------

                          NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES     (189,855)     397,665
                                                                                  ---------    ---------

INVESTING ACTIVITIES
        PURCHASES OF PROPERTY AND EQUIPMENT                                        (236,046)     (27,517)
                                                                                  ---------    ---------

                          NET CASH USED FOR INVESTING ACTIVITIES                   (236,046)     (27,517)
                                                                                  ---------    ---------

FINANCING ACTIVITIES
        NET CHANGE ON LINE OF CREDIT                                                381,020      230,958
        PAYMENTS OF LONG-TERM DEBT                                                  (50,543)    (576,223)
                                                                                  ---------    ---------

                          NET CASH PROVIDED FOR (USED FOR) FINANCING ACTIVITIES     330,477     (345,265)
                                                                                  ---------    ---------

                          NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS      (95,424)      24,883

CASH AND CASH EQUIVALENTS AS OF JUNE 30                                             118,118        2,487
                                                                                  ---------    ---------

CASH AND CASH EQUIVALENTS AS OF SEPTEMBER 30                                      $  22,694    $  27,370
                                                                                  =========    =========

BIOTEL INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - NATURE OF BUSINESS AND CORPORATE ORGANIZATION

         Biotel Inc. (Parent Company) and Subsidiaries (the Company) includes the wholly owned subsidiaries of Braemar, Inc., Carolina Medical, Inc., Advanced Biosensor Inc., and Agility Centralized Research Services, Inc. Braemar, Inc. designs, manufactures and services diagnostic cardiology devices including 24- and 48-hour Holter recorders and 30-day cardiac ECG event recorders. Carolina Medical, Inc. manufactures and services components used in liposuction treatments and diagnostic equipment used in ultrasound imaging and blood flow measurement. Braemar, Inc. and Carolina Medical, Inc. primarily sell to original equipment manufacturing (OEM) customers who use the Company's products as components in their medical product lines. Advanced Biosensor Inc. designs diagnostic Holter software which it integrates and sells in combination with Braemar recorders and other cardiopulmonary diagnostic equipment to end-users in hospitals and clinics. Agility Centralized Research Services, Inc., which was acquired by Biotel Inc. on July 1, 2004, provides 24-hour/day 7-day/week electrocardiogram (ECG) data and management services to the medical device and pharmaceutical industries, contract research and academic research organizations worldwide for cardiac safety and therapeutic evaluation purposes within clinical trials.

         The Company's sales consist of national and international sales.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION
             The consolidated financial statements include the accounts of Biotel Inc. and its wholly owned subsidiaries (collectively, the Company). Significant intercompany accounts and transactions are eliminated in consolidation.

         MANAGEMENT ESTIMATES
             Management uses estimates and assumptions in preparing consolidated financial statements. Those estimates and assumptions may affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenues and expenses. Significant estimates used in preparing these consolidated financial statements include those assumed in computing the allowance for doubtful receivable accounts, inventory valuation allowances and warranty reserves. Actual results could differ from those estimates.

         CONCENTRATIONS OF CREDIT RISK
             At times the Company maintains bank deposits in excess of the federally insured limit. Management monitors the soundness of these financial institutions and feels the Company's risk is negligible.

             The Company sells its products to customers on credit in the ordinary course of business. A customer's credit history is reviewed and must meet certain standards before credit is extended. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

         ADVERTISING AND MARKETING
             The Company follows the policy of charging the costs of advertising, except for costs associated with direct response advertising, to operating expenses as incurred. The costs of direct response advertising, which include printing and mailing costs, are capitalized and amortized over the period during which future benefits are expected to be received, which is typically 12 months or less. At September 30, 2004 and 2003, capitalized advertising costs totaled $4,800 and $3,600, respectively. During the 3-month periods ending September 30, 2004 and 2003, advertising expenses totaled approximately $23,500 and $10,900, respectively.

         INVENTORIES
             Inventories are valued at the lower of cost (using the average and first-in first-out cost methods) or market. Company management periodically reviews inventory for specific future usage, and estimates of impairment of individual inventory items are recorded as a reserve to reduce inventories to the lower of cost or market.

         MARKETABLE SECURITIES
             The Company has investments in securities which are classified as available for sale in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. Securities classified as available for sale are reported at fair value, with unrealized gains and losses reported as a separate component of comprehensive income and stockholders' equity. Realized gains and losses on the disposition of securities and declines in value judged to be other than temporary are computed on the specific identification method and included in income. The securities have been valued based on the quoted market price for the stock.

         PROPERTY AND EQUIPMENT
             Property, equipment and leasehold improvements are recorded at cost. Depreciation is calculated using the straight-line or declining-balance methods over estimated useful lives of three to ten years for equipment, three to five years for automobiles and two to thirty-one years for leasehold improvements. Maintenance and repairs which do not improve or extend the useful lives of assets are charged to expense as incurred.

         GOODWILL
             The Company accounts for the purchase price in excess of tangible assets in accordance with SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. The goodwill arose from the acquisition of Braemar, Inc. Goodwill is deemed to have an indefinite useful life and is subject to impairment tests performed at least annually. During 2004 and 2003, such test of goodwill determined the recorded goodwill had not been impaired.

         SERVICE CONTRACTS
             Amounts billed to customers for service contracts are recognized as income over the term of the agreements, and the associated costs are recognized as incurred. At September 30, 2004 and 2003, current liabilities include service contract revenue deferrals of $185,000 and $220,000, respectively.

         WARRANTY RESERVE
             The Company offers warranties of up to a year to its customers depending on the specific product sold. The Company's warranties require it to repair or replace defective products during the warranty period at no cost to the customer. The Company records a liability for estimated costs that may be incurred under its warranties based on recorded sales. Although historical warranty costs have been within expectations, there can be no assurance that future warranty costs will not exceed historical amounts. The Company periodically assesses the adequacy of its recorded liability and adjusts the balance as necessary. At September 30, 2004 and 2003, the warranty reserve totaled $95,000 and $118,000, respectively, and this amount is included in Other Liabilities. The following is a reconciliation of the aggregate warranty liability as of September 30, 2004:

            Balance, June 30, 2004                                 $  98,316
            Claims Paid
                                                                     (18,298)
            Additional warranties issued and revisions in
               estimated of previously issued warranties
                                                                      14,888
                                                                   ----------

            Balance, September 30, 2004                            $  94,906
                                                                   ==========

             REVENUE RECOGNITION
             Revenues from medical equipment and software sales are recognized at date of shipment when title passes to the customer. There are no customer acceptance provisions, and the right to return exists only in cases of damaged product or non-compliance with customer specifications.

             The Company's revenue recognition complies with the accounting and disclosure requirements of Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101.

         INCOME PER COMMON SHARE
             Income per common share amounts are calculated under the provisions of SFAS No. 128, EARNINGS PER SHARE. SFAS No. 128 required the Company to report both basic earnings per share, which is based on the weighted-average number of common shares outstanding, and diluted earnings per share, which is based on the weighted-average number of common shares outstanding plus all potential dilutive shares outstanding.

         STOCK OPTIONS PLANS
             The Company has elected to account for its stock-based compensation under the disclosure-only provisions of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. Accordingly, the Company accounts for its employee stock option plan under the provisions of Accounting Principles Board Opinion (APB) No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, for the measurement and recognition of its stock-based compensation. Under the provisions of APB No. 25, the Company recognized no compensation expense related to options granted. However, SFAS No. 123 requires the Company to disclose pro forma information regarding option grants made to its employees and board of directors. SFAS No. 123 specifies certain valuation techniques that produce estimated compensation charges that are included in the pro forma results below.

             SFAS No. 123 pro forma amounts are as follows for the three months ended September 30, 2004 and 2003:


Net income, as reported                                 $ 133,389     $ 346,690
Less:  Total stock-based employee compensation
expense determined under fair-value based
method for all awards, net of related tax effects          73,168         6,187
                                                        ----------    ----------

Pro forma net income                                       60,221       340,503
                                                        ==========    ==========

Pro forma basic income per share                           $ 0.02        $ 0.13
                                                        ==========    ==========

Pro forma diluted income per share                         $ 0.02        $ 0.13
                                                        ==========    ==========

Basic income per share as reported                         $ 0.05        $ 0.14
                                                        ==========    ==========

Diluted income per share as reported                       $ 0.05        $ 0.14
                                                        ==========    ==========


             Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. For the options issued, the following weighted average assumptions were used for the three months ending September 30, 2004 and 2003: risk-free interest rate based on date of issuance of 4.41% and 3.72%, respectively, no expected dividends, a volatility factor of 74.79 and 247.96, respectively, an expected life of the options of 5-10 years (amortized over the vesting period) and expected vesting of the options at 100%. Using these assumptions, the total value of stock options and rights to receive stock granted during the three months ended September 30, 2004 and 2003, to be recognized over the vesting period was approximately $379,000 and $25,000, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

             The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not necessarily provide a reliable single measure of the fair value of Biotel Inc.'s options.

         RESEARCH AND DEVELOPMENT
             Research and development costs are charged to operations as incurred. These costs are for proprietary research and development activities that are expected to contribute to the future profitability of the Company.

         INCOME TAXES
             Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes relate primarily to differences between financial and income tax reporting for the basis of inventory, accounts receivable, property and equipment and accrued liabilities. The deferred tax accounts represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes may also be recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount management expects is more likely than not to be realized.

         CASH AND CASH EQUIVALENTS
             The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

         RECLASSIFICATIONS
             Certain amounts in the 2003 consolidated financial statements have been reclassified to conform to the 2004 presentation.

         RECENTLY ISSUED ACCOUNTING STANDARDS
             The following is a summary of recent authoritative pronouncements that affect accounting, reporting and disclosure of financial information by the Company.

             In April 2003, the FASB issued SFAS No. 149, AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FIN 45, and amends certain other existing pronouncements. The pronouncement was generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have any impact on the financial condition or operating results of the Company.

             In May 2003, the FASB issued SFAS No. 150, ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires an issuer to classify certain financial instruments that include certain obligations, such as mandatory redemption, repurchase of the issuer's equity, or settlement by issuing equity, previously classified as equity, as liabilities or assets in some circumstances. SFAS No. 150 was generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have any impact on the financial condition or operating results of the Company.

             In November 2002, the FASB issued FASB Interpretation No. 45 (FIN
             45), GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS. FIN 45 elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees and warranties that it has issued. FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee. The initial recognition requirements of FIN 45 were effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements for periods ending after December 15, 2002. The adoption of FIN 45 did not have any impact on the Company's financial position or results of operations.

             In January 2003, the FASB issued Interpretation No. 46 (FIN 46), CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which addresses consolidation by business enterprises of variable interest entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has significant variable interest. FIN 46 provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN 46 applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements applied to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements applied to all financial statements issued after January 31, 2003, regardless of when the variable interest entity as established. The adoption of FIN 46 did not have any impact on the Company's financial position or results of operations.

             Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

NOTE 3 - AVAILABLE FOR SALE SECURITIES

             At June 30, 2000, Biotel Inc. owned a 46% interest in ADVA International, Inc. (ADVA), (previously Advanced Medical Products, Inc., AMP), an unconsolidated subsidiary. Prior to 2000, this subsidiary was consolidated with Biotel Inc. However, when the Company's interest in this subsidiary decreased to below 50% during 2000, Biotel Inc. suspended the practice of consolidation and began accounting for this subsidiary using the equity method of accounting. During 2001, ADVA was involved in a reverse merger transaction which reduced the Company's ownership to approximately 2.5%, at which point the Company began to account for this marketable security in accordance with Financial Accounting Standards No. 115. At September 30, 2004 and 2003, the Company reduced this investment to its fair market value of $0 based on quoted market prices. The Company's cost basis in this stock was zero at September 30, 2004 and 2003.


NOTE 4 - INVENTORIES

         As of September 30, 2004 and 2003, inventories consist of the following:


                                                   2004            2003
                                                ------------    ------------

Raw materials and supplies                      $ 1,224,292     $ 1,132,883
Work in process                                      65,573          73,874
Finished Goods                                      324,824         255,459
Evaluation units and replacements                    26,822          13,286
                                                ------------    ------------

                                                  1,641,511       1,475,502
Valuation Allowance                                (274,407)       (256,083)
                                                ------------    ------------

                                                $ 1,367,104     $ 1,219,419
                                                ============    ============


NOTE 5 - PROPERTY AND EQUIPMENT

         As of September 30, 2004 and 2003, property and equipment consist of the following:



                                                     2004            2003
                                                 ------------    ------------

Machinery and equipment                          $ 2,267,188     $ 2,022,199
Vehicles                                               4,680           4,680
Furniture and fixtures                                75,483          75,483
Leasehold improvements                                37,600          37,600
                                                 ------------    ------------

                                                   2,384,951       2,139,962
Accumulated depreciation                          (1,864,792)     (1,756,567)
                                                 ------------    ------------

                                                   $ 520,159       $ 383,395
                                                 ============    ============

NOTE 6 - LONG TERM DEBT

         As of September 30, 2004 and 2003, long-term debt consists of the following:

BANK                                                                                  2004               2003
                                                                                 ---------------    --------------
Term loan with bank, payable in monthly installments of $20,527 including interest at the prime rate (5.75% at September 30, 2004) plus 1.0%, due March
26, 2008. This loan is collateralized by a first lien on principally all Company assets and a $35,000 personal guarantee by the
Company's Chief Executive Officer.                                                     807,104

Term loan with bank, payable in monthly installments of $15,550, including interest at prime rate plus 1.25%, due April 10, 2007. This loan was collateralized by a first lien on principally all Company assets. Loan was paid
in full March 2004.                                                                                       593,403

OTHER
Note payable to former stockholder of subsidiary, payable in quarterly
installments of $50,000 due March 31, 2004, interest payable quarterly at 8.0%.                           100,000

Note payable to stockholder, annual interest of 9.0%, due September 30, 2005.           46,213             39,163

Note payable to stockholder, payable in monthly principal installments of not less than $2,000 plus interest at 9.5% per annum, due July 1, 2005. Loan was
paid in full March 2004.                                                                                  346,000

                                                                                 ---------------    --------------
                                                                                       853,317          1,078,566

Less current maturities                                                               (254,627)          (280,925)
                                                                                 ---------------    --------------

                                                                                    $  598,690        $   797,641
                                                                                 ===============    ==============

Maturities of long-term debt are as follows for the periods ending September 30:

2005                                                                                                  $   254,627
2006                                                                                                      219,782
2007                                                                                                      231,770
2008                                                                                                      147,138
                                                                                                    --------------

                                                                                                      $   853,317

         The bank loan agreements contain financial and other covenants requiring the Company to provide certain financial information to the bank on a monthly and quarterly basis. The financial covenants require the Company to maintain a net worth of $1,750,000 and a debt-to-worth ratio not in excess of
2.5 to one.

         On March 29, 2004, the Company refinanced the credit line with a $750,000 line of credit with a bank. The line bears interest at the bank's prime rate (4.75% at September 30, 2004) plus 1.0% and expires March 29, 2005. Balance outstanding as of September 30, 2004 was $381,000.

         At September 30, 2003, the Company had a $780,000 line of credit with a bank. At September 30, 2003, $248,786 was outstanding on this line. The line, bearing interest at the bank's prime rate (4.0% at September 30, 2003) plus 1.25%, expired March 31, 2004.


NOTE 7 - RELATED PARTY TRANSACTIONS

         Interest expense for related party obligations for the quarters ended September 30, 2004 and 2003, was $1,136 and $16,505, respectively. Accrued interest payable to related parties was $4,159 and $6,543 as of September 30, 2004 and 2003, respectively.

         Carolina Medical, Inc. leases its land and building from an affiliated partnership under a lease agreement which expires April 30, 2008. Total rent expense to the affiliated partnership was $12,600 and $12,600 for the three months ended September 30, 2004 and 2003, respectively. (See Note 8)

NOTE 8 - LEASE OBLIGATIONS

         Advanced Biosensor Inc. leases its facility under a three-year lease agreement which will expire October 31, 2005.

         Braemar, Inc. maintains a non-cancelable operating lease for office and manufacturing space, which includes costs allocated by the lessor for property taxes, insurance and maintenance. This lease expires February 2006.

         Carolina Medical, Inc. leases its facility under a five-year lease agreement which will expire April 30, 2008.

         Agility Centralized Research Services, Inc. leases its facility under a two-year lease agreement which will expire January 31, 2006.

         Future minimum lease payments due under these non-cancelable operating leases as of September 30, 2004 are as follows:



    2005                                               $ 243,203
    2006                                                 107,569
    2007                                                  50,400
    2008                                                  29,400
                                                      -----------

                                                       $ 430,572
                                                      ===========

         Total rent expense under these operating leases was $70,310 and $62,665 for the three months ended September 30, 2004 and 2003, respectively.


NOTE 9 - COMMITMENTS AND CONTINGENCIES

         Carolina Medical has been the subject of environmental oversight by the North Carolina Division of Environment and Natural Resources ("DENR") involving alleged groundwater contamination originating from property previously owned by Carolina Medical. Biotel has engaged local counsel in North Carolina in connection with this matter. The property was sold by Carolina Medical in April 1987 to an affiliated investment partnership. The investment partnership is currently negotiating with an adjacent landowner and the DENR to resolve the matter. Additional testing and procedures will be required to assess the scope of the situation, decide upon a resolution (which may include ongoing monitoring or remediation) and determine the responsible party or parties. Furthermore, even if a resolution is reached, there is no guarantee that the current North Carolina regulatory scheme will not change or that the changed use of some adjacent property will not result in additional regulatory enforcement. At this point, an estimate of the costs and responsibilities for any further site assessment or work are not determinable; nor can we predict what additional costs, if any, we might incur in connection with this matter.

         Biotel Inc. maintains product liability insurance covering its subsidiaries. There are no known product liability claims, and management presently believes that there is no material risk of loss from product liability claims.

NOTE 10 - SIGNIFICANT CUSTOMER CONCENTRATIONS


         Credit sales are made to the Company's customers in the ordinary course of business. General, these sales are unsecured. The Company had two major customers that accounted for approximately 25% and 11% of the Company's consolidated revenues for the three months ended September 30, 2004 and 27% and 14% of the Company's consolidated revenues for the three months ended September 30, 2003.


NOTE 11 - STOCK OPTIONS

         Biotel Inc. adopted an incentive compensation plan for board designated personnel on November 15, 2001, by amending the "Biosensor Corporation 1999 Incentive Compensation Plan." Options to purchase shares of the Company's common stock are granted at a price not less than 100% of the fair market value of the common stock, as determined by the Board of Directors using the best available market data, on the date the options are granted. As of September 30, 2004 and 2003, Biotel Inc. had 531,000 and 350,000 outstanding options, respectively. Currently option prices range from $.375 to $2.00 per share with a weighted average remaining contract life of 3.9 years. There were no options exercised during the three months ended September 30, 2004 and 2003. Option vesting and expiration is determined by the Board of Directors at the time they are awarded. No options may be awarded with an expiration greater than 10 years.

         A summary of the activity under the Company's plan is as follows:

                                                                  OUTSTANDING                  EXERCISABLE
                                                            -------------------------    ------------------------
                                                                            WEIGHTED                     WEIGHTED
                                                                            AVERAGE                      AVERAGE
                                                SHARES         NUMBER       EXERCISE        NUMBER       EXERCISE
                                              AVAILABLE      OF SHARES       PRICE        OF SHARES       PRICE
-----------------------------------------------------------------------------------------------------------------
Balance at June 30, 2003                       396,000        254,000      $ 0.3870        164,334      $ 0.4591
-----------------------------------------------------------------------------------------------------------------

Granted                                        (96,000)        96,000

Balance at September 30, 2003                  300,000        350,000      $ 0.5190        221,334      $ 0.4580
-----------------------------------------------------------------------------------------------------------------

Balance at June 30, 2004                       324,000        326,000      $ 0.6125        224,000      $ 0.5329
-----------------------------------------------------------------------------------------------------------------

Granted                                       (205,000)       205,000

-----------------------------------------------------------------------------------------------------------------

Balance at September 30, 2004                  119,000        531,000      $ 1.1500        312,250      $ 0.8070
-----------------------------------------------------------------------------------------------------------------


NOTE 12 - INCOME TAXES

         The components of the provision for income taxes are as follows for the three months ended September 30, 2004 and 2003:

                                                      2004             2003
                                                  -------------    -----------

        Current provision for taxes                    $ 38,000        $ 5,244
        Decrease in deferred tax credits                 25,534         45,000
        Decrease in valuation allowance                       -        (45,000)
                                                  -------------    -----------

             Total provision (credit)                  $ 63,534        $ 5,244
                                                  =============    ===========

                                                      2004             2003
                                                  -------------    -----------
Deferred tax assets applicable to:
        Allowance for doubtful accounts                $ 31,400       $ 17,000
        Inventory reserves                              107,000        100,000
        Warranty reserves                                37,000         46,000
        Net operating loss carryforwards                213,000        570,750
        AMT tax credit                                   73,877              -
        Other                                            60,856         80,750
                                                  -------------    -----------

                                                        523,133        814,500
        Less valuation allowance                        213,000        683,250
                                                  -------------    -----------

                Deferred tax asset                    $ 310,133      $ 131,250
                                                  =============    ===========

         Valuation allowances are established when necessary to reduce deferred tax assets to the amount management expects is more likely than not to be realized. This determination is made annually by management based on the anticipated level of taxable income in future years. During the year ended June 30, 2004 management concluded that a portion of the deferred tax asset was more likely than not to be realized in future periods and decreased the valuation allowance, which was established in previous years. This conclusion was based on management's anticipation of future reversal of temporary tax differences and future taxable income to be generated from operations. A valuation allowance of $213,000 for the deferred tax asset which was not expected to be realized was maintained and continued to be maintained as of September 30, 2004. At September 30, 2003 the valuation allowance, which had been established in previous years, was maintained because at that point in time management was uncertain on how much benefit the Company would realize from the deferred tax assets. This uncertainty was due to uncertainty regarding the level of future taxable income and the fact that during 2003 net operating loss carryforwards were expiring unused.

         The Company has federal and state net operating loss carryovers at September 30, 2004 totaling approximately $532,000. These net operating loss carryforwards expire on various dates through 2017. The Company is not expecting to realize the benefit from the majority of these net operating loss carryforwards due to various Internal Revenue Service Code limitations relating to the origination of these losses.

NOTE 13 - EARNINGS PER SHARE OF COMMON STOCK

         The weighted average number of shares used in the computation of basic and diluted income per common share as of September 30, 2004, was 2,576,827 and 2,842,982, respectively. The weighted average number of shares used in the computation of basic and diluted income per share as of September 30, 2003, was 2,554,827. Options on 348,957 shares of common stock as of September 30, 2003, were not included in computing diluted earnings per share because the exercise price for the outstanding options was greater than the fair market value of the common stock and therefore was antidilutive.

NOTE 14 - EMPLOYEE BENEFITS PLANS

         Biotel Inc. has a 401(k) plan covering substantially all of its employees. Company contributions for the three months ending September 30, 2004 and 2003 totaled $14,817 and $14,277, respectively.


NOTE 15 - OPERATIONS AND INDUSTRY SEGMENTS

         The Company reports on two segments of business: OEM Medical Sales and Services and Direct Medical Equipment Sales. The industry segment information corresponds with the Company's different customer and product types and therefore complies with the requirements of SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION.

         In calculating segment information, certain corporate operating expenses incurred for the benefit of all segments are included on an allocated basis. The corporate profit amount includes non-allocable general corporate expenses, interest expense and other income.

                                                                                          2004
                                                  --------------------------------------------------------------------------------
                                                     OEM MEDICAL          DIRECT MEDICAL
                                                   SALES & SERVICES       EQUIPMENT SALES          CORPORATE              TOTALS
                                                  -------------------   --------------------  --------------  --------------------
Domestic Revenues                                        $ 2,002,160              $ 344,852                           $ 2,347,012
International Revenues                                       123,152                 21,055                               144,207
                                                  -------------------   --------------------  --------------  --------------------
Revenues from external customers                           2,125,312                365,907                             2,491,219
Intersegment revenues                                         70,050                (70,050)                                    0
Interest expense                                               1,136                      -          12,409                13,545
Depreciation                                                  44,687                  5,232              60                49,979
Segment profit                                               135,899                  8,660         (11,170)              133,389
Goodwill                                                     695,551                      -               -               695,551
Total segment assets                                       4,229,896                361,873         372,159             4,963,928
Purchase of property and equipment                           236,046                      -               -               236,046

                                                                                           2003
                                                  --------------------------------------------------------------------------------
                                                     OEM MEDICAL          DIRECT MEDICAL
                                                   SALES & SERVICES       EQUIPMENT SALES          CORPORATE              TOTALS
                                                  -------------------   --------------------  --------------  --------------------
Domestic Revenues                                        $ 1,797,958              $ 369,301                           $ 2,167,259
International Revenues                                       121,070                 57,400                               178,470
                                                  -------------------   --------------------  --------------  --------------------
Revenues from external customers                           1,919,028                426,701                             2,345,729
Intersegment revenues                                         64,666                (64,666)                                    0
Interest expense                                               7,998                      -          21,299                29,297
Depreciation                                                  28,777                  8,022              20                36,819
Segment profit                                               297,347                 47,734           1,609               346,690
Goodwill                                                     695,551                      -               -               695,551
Total segment assets                                       3,354,431                377,107         227,322             3,958,860
Purchase of property and equipment                            27,517                      -               -                27,517


NOTE 16 - ASSET PURCHASE

         Biotel Inc. purchased substantially all of the assets of Agility Centralized Research services, LLC (Agility), effective July 1, 2004. Management feels this investment will allow the Company to vertically integrate into the growing industry of contract research. Agility, founded in November 2003, provides 24 hour/7 days per week electrocardiogram (ECG) data collection and management services supporting cardiac safety and therapeutic evaluation within the clinical trials of medical corporations. Agility also supplies ECG contract research services to pharmaceutical companies, contract research organizations and academic research organizations. The acquired assets were purchased for $240,000 in cash. Pursuant to the asset purchase agreement, Biotel Inc. has agreed to pay up to an additional $260,000 in cash, based upon revenues, profits and the value of contracts generated by Agility. In connection with the asset purchase, Biotel Inc. created a wholly owned subsidiary, Agility Centralized Research Service, Inc., a Minnesota corporation incorporated on July 29, 2004. The Company accounted for this transaction using the purchase method of accounting. The following is a summary of the assets purchased and an allocation of the purchase price:

Prepaids                           $1,250
Property and equipment             $218,750
Non-compete agreement              $20,000

Any additional contingent amounts paid by the Company will be charged to compensation expense during the period earned. During the quarter ending September 30, 2004, the Company paid $30,000 in contingent payments relating to this asset purchase. The non-compete agreement with Agility's president is being amortized over 30 months, the life of the agreement. For the quarter ending September 30, 2004, Agility had revenues of $11,000, expenses of $135,000 and a net loss of $124,000. These results have been included in the OEM Medical Sales and Services business segment and decreased the Company's basic and diluted earnings per share by $.05 and $.04, respectively.